

Fitch Ratings, Inc.

2018 Form NRSRO Annual Certification

Exhibit 7.   Policies and procedures to address and manage conflicts of interest

The following policies and procedures have been established, and are maintained and enforced by Fitch to address and manage the conflicts of interest identified in Exhibit 6 and may be accessed at https://www.fitchratings.com/site/ethics.

- *Code of Conduct and Ethics*

- *Policy on Segregation of Commercial & Analytical Activities*

- *Firewall Policy*

- *Global Securities Trading and Conflicts of Interest Policy*

- *Rating Solicitation and Participation Disclosure Policy*

- *Policy on Complaint Handling*

- *Policy on Restriction on Providing Advice*

- *Statement on "Definition of Ancillary Business"*

- *Rotation Policy*

- *Look Back Procedure Reviewing Analytical Work of Leavers*

CODE OF CONDUCT & ETHICS JULY 2017



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TABLE OF CONTENTS

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1. INTRODUCTION

1.1 General

Fitch Ratings, Inc. and each of its subsidiaries that issue ratings under the trade name Fitch Ratings ("Fitch Ratings") are committed to providing the world's securities markets with objective, timely, independent, and forward-looking credit opinions. In this respect, Fitch Ratings is dedicated to several core principles — objectivity, independence, integrity, and transparency.

This Code of Conduct and Ethics (the "Code") is intended to provide information as to how Fitch Ratings will function in accordance with those principles and is designed to comply with applicable laws, rules, and regulations in the jurisdictions in which Fitch Ratings operates. The Code is based on the provisions of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies. The Code is supplemented by and consistent with other internal policies and procedures that govern Fitch Ratings' activities, businesses, and operations, many of which are available on Fitch Rating's free public website, www.fitchratings.com (see also Appendix A). Fitch Ratings will disclose on a timely basis any changes to this Code or to how this Code is implemented and enforced.

Fitch Ratings expects its employees to act in accordance with the highest standards of personal and professional integrity and to comply with all applicable laws, rules and regulations, and all policies and procedures adopted by Fitch Ratings that govern the conduct of Fitch Ratings employees. Each employee is personally responsible for maintaining the highest levels of integrity to preserve the trust and confidence of global investors.

While Fitch Ratings will need to interpret how to most effectively implement the provisions in the Code when developing its policies, procedures and controls, and while from time to time Fitch Ratings may need to deviate from certain requirements in the Code, Fitch Ratings shall at all times remain true to its core principals and the underlying principles of the IOSCO Code of Conduct Fundamentals for Credit Rating Agencies.

1.2 Rating Activities

Fitch Ratings publishes opinions using a variety of scales (collectively, "ratings"), the most common of which are credit ratings. Credit ratings are opinions on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims, or counterparty obligations. Information about Fitch Ratings' ratings and rating scales is available on Fitch Ratings' free public website at www.fitchratings.com.

Ratings may apply to a variety of entities, including sovereigns, financial institutions, and corporations, and to the securities or other obligations they issue, as well as to structured finance securities backed by receivables and other financial assets. Ratings may also reflect the financial strength of insurance companies, banks, and financial guarantors.

1.3 Risk Management

Fitch Ratings' risk management function is comprised of individuals with the appropriate experience to identify, assess, monitor, and report on risks arising from Fitch Ratings' activities, including, but not limited to regulatory, reputational, operational, and strategic risk. The risk management function has a reporting line independent of Fitch Ratings' analytical and commercial groups, and provides periodic updates to the Boards of Directors of Fitch Ratings (the "Boards") to assist the Boards in overseeing Fitch Ratings' internal controls.

1.4 Training

Fitch Ratings requires employees to complete formal training at reasonably regular intervals. The subject matter covered by the training is specific to each employee's responsibilities. The training addresses, as applicable, this Code, credit rating methodologies, certain requirements imposed by the laws governing credit rating activities, and those internal policies, procedures, and controls for managing conflicts of interest and handling confidential material, and non-public information.

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2. QUALITY AND INTEGRITY OF THE RATING PROCESS

2.1 Quality of the Rating Process

2.1.1 Ratings are Fitch Ratings' opinions about creditworthiness. They do not provide a guarantee of future performance of the rated entity or instrument.

2.1.2 When assigning ratings, Fitch Ratings shall use rating methodologies and criteria that are rigorous, systematic, and, where possible and/or as required by law, result in ratings that can be subjected to some form of objective validation based on historical experience.

2.1.3 The rating analysis and any rating action shall be based upon criteria and methodologies established by Fitch Ratings. Analysts shall apply a given criteria or methodology in a consistent manner, as determined by Fitch Ratings.

2.1.4 Ratings and rating outlooks shall be assigned by Fitch Ratings and not by any individual analyst employed by Fitch Ratings. Ratings shall reflect the consideration of all information known and believed to be relevant, of sufficient quality, and from reliable sources, in a manner generally consistent with Fitch Ratings' established criteria and applicable rating methodologies. Fitch Ratings shall use people who, individually or collectively, have appropriate knowledge and experience in developing a rating opinion for the type of rating being considered.

2.1.5 Fitch Ratings shall maintain internal records to support its ratings and rating outlooks in accordance with its policies and applicable laws, rules, and regulations. Additionally, Fitch Ratings has established guidelines for the management, maintenance, and orderly disposition of its records, including records relating to the policies, procedures, criteria, and methodologies used to determine credit ratings and the standards of training, experience, and competence for credit analysts.

2.1.6 Fitch Ratings and its analysts shall take steps to avoid issuing any credit analyses or reports that knowingly contain misrepresentations or are otherwise misleading as to the general creditworthiness of an issuer or obligation. In addition:

- When deciding whether to rate or continue rating an obligation or issuer, Fitch Ratings shall assess whether it is able to devote sufficient personnel with sufficient skill sets to take a proper rating action, and whether its personnel are likely to have access to sufficient information needed in order to take such action. Fitch Ratings shall adopt measures so that the information it uses in assigning and maintaining ratings is of sufficient quality to support a credible rating. If the rating or a rating outlook involves a type of structured financial product presenting limited historical data (such as an innovative financial vehicle), Fitch Ratings shall disclose, clearly and in a prominent place, that limitation.

- Fitch Ratings has established a review function comprised of one or more senior personnel with the appropriate experience, to review the feasibility of providing a rating for a type of structure that is materially different from the structures Fitch Ratings has previously rated.

- Fitch Ratings has established and implemented a rigorous and formal review function responsible for periodically reviewing all aspects of its credit rating methodologies (including models and key assumptions) and significant changes to the credit rating methodologies. This function shall be separate from the business lines that are responsible for rating various classes of issuers and obligations.

- Fitch Ratings shall assess whether existing methodologies and models used in the process of determining ratings of structured products remain appropriate when Fitch Ratings has determined that the risk characteristics of the assets underlying the relevant structured product have changed materially. Fitch Ratings shall refrain from issuing a rating in the case of a new, complex type of structured product, unless Fitch Ratings has

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determined that it has sufficient information and expertise to analyze the product.

2.1.7 Fitch Ratings shall structure its rating teams to promote continuity and avoid bias in the rating process.

2.1.8 Fitch Ratings shall ensure that adequate personnel and financial resources are allocated to assigning, monitoring, and updating its ratings. Except for point-in-time ratings that Fitch Ratings clearly identifies as such, once a rating is published Fitch Ratings shall, in accordance with its established policies and procedures on surveillance and based upon information it receives from issuers and other information sources, monitor on an ongoing basis and update the rating by:

- Regularly reviewing the issuer's creditworthiness;

- Initiating a review of the rating upon becoming aware of any information that it believes might reasonably be expected to result in a rating action (including withdrawal of a rating), consistent with the relevant criteria and methodologies; and updating on a timely basis the rating, as appropriate, based on the results of any such review;

- Where appropriate, incorporating into subsequent monitoring all cumulative experience obtained, and applying changes in Fitch Ratings' criteria and assumptions to both existing ratings and subsequent ratings; and

- In cases where Fitch Ratings uses separate analytical teams for determining initial ratings and for subsequent monitoring of structured finance products, ensuring that each team shall have the requisite level of expertise and resources to perform its respective functions in a timely manner.

2.1.9 Fitch Ratings reserves the right to withdraw any rating at any time for any reason, including withdrawal without notice, if a rating committee concludes that Fitch Ratings lacks sufficient information to maintain the rating or that any information provided to Fitch Ratings is unreliable. In the event a public rating is withdrawn,

Fitch Ratings shall publish an appropriate commentary that includes the current rating(s) and states that the rating(s) has/have been withdrawn, the reason for the withdrawal, and that Fitch Ratings will no longer provide the rating(s) or analytical coverage of the issuer.

2.2 Integrity of the Rating Process

2.2.1 Fitch Ratings and its employees shall comply with all applicable laws and regulations governing its activities in each jurisdiction in which it operates.

2.2.2 Fitch Ratings and its employees shall deal fairly and honestly with issuers, investors, other market participants, and the public.

2.2.3 Fitch Ratings' analysts shall be held to high standards of integrity, and, subject to applicable law, Fitch Ratings shall not knowingly employ individuals where there is evidence that they have compromised integrity.

2.2.4 Fitch Ratings and its employees shall not, either implicitly or explicitly, give any assurance or guarantee of a particular rating prior to the final rating decision being taken in accordance with Fitch Ratings' established policies and procedures. Nothing in this Code shall preclude Fitch Ratings from providing rating assessments or other types of assessments (e.g., an assessment of creditworthiness that does not constitute a rating because the analysis is based on hypothetical scenarios and/or limited information).

2.2.5 Fitch Ratings' analysts are prohibited from making proposals or recommendations regarding the activities of rated entities or obligors, including but not limited to proposals or recommendations about corporate or legal structure, assets and liabilities, business operations, investment plans, lines of financing, business combinations, and the design of structured finance products. Consistent with this prohibition, in assessing the credit risk of a structured finance transaction, Fitch Ratings' analysts may properly hold a series of discussions with an issuer or its agents in order to:

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- Understand and incorporate into their analysis the particular facts and features of the structured finance transaction, and any modification, as proposed by the issuer or its agents; and

- Explain to the issuer or its agents the rating implications of Fitch Ratings' methodologies as applied to the issuer's proposed facts and features.

2.2.6   Fitch Ratings' Chief Compliance Officer and staff oversee compliance with this Code, the policies referenced in this Code and the laws, rules, and regulations governing the activities of credit rating agencies. The Chief Compliance Officer, and any member of the Compliance Department, shall not vote on any rating committees and shall not report to any party responsible for the operational management of the rating function. Their compensation shall be independent of Fitch Ratings' rating operations. The Chief Compliance Officer also oversees the design, implementation, and performance of a periodic review and testing process through which compliance with this Code and related policies and procedures of Fitch Ratings shall be thoroughly assessed.

2.2.7   Fitch Ratings' employees are not expected to be experts in the law. Nonetheless, they are expected to report to the Chief Compliance Officer, or their designee, the activities about which they have knowledge that a reasonable person would question as a potential violation of this Code or applicable law. The Chief Compliance Officer, or their designee, shall determine the merits of the situation and, if warranted, take appropriate action. Any employee who, in good faith, makes such a report shall not be retaliated against by Fitch Ratings or any other employees of Fitch Ratings. The Chief Compliance Officer has established and shall maintain procedures for employees to report any illegal, unethical, or inappropriate conduct, including, to the extent practical, through various telephonic and electronic means, on both an anonymous and a disclosed basis. Failure by any Fitch Ratings employee to comply with the provisions of this Code may result in disciplinary action being taken against the employee, up to and including the dismissal of the employee.

3. INDEPENDENCE AND AVOIDANCE OF CONFLICTS OF INTEREST

3.1   General

3.1.1   Fitch Ratings shall not forbear or refrain from taking a rating action based on the potential effect (economic, political, or otherwise) of the rating action on Fitch Ratings, an issuer, an investor, a subscriber, or other market participant.

3.1.2   Fitch Ratings and its analysts shall use care and professional judgment to maintain both the substance and appearance of independence and objectivity.

3.1.3   The determination of a rating shall be influenced only by factors known and believed to be relevant to such rating.

3.1.4   The rating or rating action Fitch Ratings assigns to an issuer or security shall not be affected by the existence of or potential for a business relationship between Fitch Ratings (or its affiliates or shareholders) and the issuer (or its affiliates) or any other party, or the non-existence of such a relationship. As a result, the following actions are prohibited:

- Conditioning or threatening (directly, indirectly, or implicitly) to condition the issuance of a rating on the purchase of any other products or services of Fitch Ratings;

- Issuing, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to issue a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer (or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings;

- Modifying, or offering (either directly, indirectly, or implicitly) or threatening (either directly, indirectly, or implicitly) to modify a rating that is not determined in accordance with Fitch Ratings' established criteria and methodologies, based on whether the issuer

(or its affiliates) purchases, or will purchase, any other products or services of Fitch Ratings; and

- Issuing or threatening (either directly, indirectly, or implicitly) to issue a lower rating, lowering or threatening (either directly, indirectly, or implicitly) to lower an existing rating, refusing to issue a rating, or withdrawing or threatening (either directly, indirectly, or implicitly) to withdraw a rating, with respect to securities or money market instruments issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction, unless all or a portion of the assets within such pool or part of such transaction also are rated by Fitch Ratings, where such practice is engaged in by Fitch Ratings for an anticompetitive purpose.

3.1.5   Fitch Ratings shall where practical separate, operationally, legally, and physically, its rating business and rating analysts from other Fitch Ratings businesses that may present a conflict of interest. Fitch Ratings shall maintain policies establishing firewalls and governing the segregation of operations between Fitch Ratings and its non-rating affiliates designed to mitigate potential conflicts of interest.

3.1.6   Fitch Ratings shall ensure that any "ancillary business" it undertakes, as defined in Fitch's Statement on Definition of Ancillary Business, does not create a conflict of interest with Fitch Ratings' rating business, and/or shall have in place procedures and mechanisms designed to minimize the likelihood that conflicts of interest will arise or to appropriately manage those conflicts that may arise, all as may be required by applicable law.

3.2   Procedures and Policies

3.2.1   Fitch Ratings has adopted written internal procedures and mechanisms to identify and eliminate, or to manage and disclose, as appropriate, actual or potential conflicts of interest that may influence the opinions and analyses Fitch Ratings makes or the judgment and analyses of Fitch Ratings' employees involved in credit rating activities or who approve credit ratings and rating

outlooks. Fitch Ratings has disclosed certain of its conflict avoidance and management measures on its free public website at www.fitchratings.com.

3.2.2   Fitch Ratings' disclosures of known actual and potential conflicts of interest shall be timely, clear, concise, specific, and prominent.

3.2.3   The general nature of Fitch Ratings' compensation arrangements with rated entities, along with certain other related considerations, is as follows:

- Fitch Ratings shall make every effort to manage the potential conflict arising from the payment of fees by issuers and ensure that Fitch Ratings' receipt of fees from issuers does not impair the independence, objectivity, or integrity of its ratings and rating actions.

- Fitch Ratings shall maintain a set fee schedule or schedules and make it available to all issuers and their agents; provided, however, that Fitch Ratings reserves the right to periodically revise its fee schedule(s) or, as may be permitted by applicable law or contractual arrangements, otherwise adjust pricing without prior notice.

- Fitch Ratings shall not base any fees on the success of a bond issue or the issuer achieving any particular rating or other result.

- Fitch Ratings shall disclose in all of its published research that Fitch Ratings is paid fees by the issuers it rates, as well as an estimated range of typical fees.

- Any issuer may terminate its fee arrangement with Fitch Ratings without fear that its rating will be lowered for that reason.

- If Fitch Ratings were to receive from a rated entity compensation unrelated to Fitch Ratings' ratings and routine subscription and license fees for its published research and data (e.g., in respect of ancillary business), Fitch Ratings shall disclose the proportion such non-rating fees constitute against the fees Fitch Ratings (and its affiliates) receives from

the entity for ratings and routine subscriptions and licenses.

- Fitch Ratings shall publicly disclose if it receives 10 percent or more of its total net revenue (the "Ten Percent Threshold") for a fiscal year (for Fitch Ratings, currently 1 January to 31 December) from a single issuer, originator, arranger, or subscriber. Moreover, in certain jurisdictions Fitch Ratings shall neither issue nor maintain a credit rating solicited by an entity if the Ten Percent Threshold is exceeded in respect of that specific entity in the most recently ended fiscal year.

3.2.4   Fitch Ratings will not hold or transact in trading instruments presenting a conflict of interest with Fitch Ratings' credit rating activities. For the avoidance of doubt, this prohibition does not prevent Fitch Ratings from investing in diversified collective investment schemes, including managed funds, or in maintaining bank accounts and/or holdings and/or investments in financial instruments that are consistent with routine treasury or other ordinary course of business operations, or in insuring Fitch Ratings' business in the ordinary course.

3.2.5   Fitch Ratings reserves the right to withdraw any rating at any time for any other reason, including if Fitch Ratings deems there is insufficient market interest in the rating or insufficient information to maintain the rating, or both.

3.2.6   Fitch Ratings shall encourage issuers and originators of structured finance products to disclose publicly all relevant information with respect to such products to enable investors to conduct their own analyses independently of that of rating agencies. As specified below, Fitch Ratings expects that such public disclosure will happen.

3.2.7   If a rated entity (for example, a government or central bank) has, or is simultaneously pursuing, affiliated oversight functions related to Fitch Ratings, Fitch Ratings shall use different employees to conduct its rating actions with respect to such entity than those employees involved in its oversight issues.

3.3   Analyst and Employee Independence

3.3.1   Reporting lines for Fitch Ratings employees and their compensation arrangements shall be structured to eliminate or effectively manage actual and potential conflicts of interest.

- Analysts shall not be compensated or evaluated on the basis of the amount of revenue that Fitch Ratings derives from issuers that the analyst rates or with which the analyst regularly interacts.

- Fitch Ratings shall conduct formal and periodic reviews of its compensation policies and practices for its analysts and other employees who participate in or who might otherwise have an effect on the rating process to ensure that these policies and practices do not compromise the objectivity of Fitch Ratings' rating process.

3.3.2   Employees who are directly involved in the rating process shall not initiate, or participate in, discussions regarding fees or payments with any entity or any third party related to that entity or a particular transaction.

3.3.3   Fitch Ratings' employees, and in some cases family members of the employee (e.g., spouse, domestic partner, or dependent), shall not hold or transact in trading instruments or engage in any securities trading or other activities presenting conflicts of interest with their involvement in Fitch Ratings' rating activities. The details as to these and similar restrictions are set forth in Fitch Ratings' Global Securities Trading and Conflicts of Interest Policy, made available on its free public website, www.fitchratings.com.

3.3.4   Fitch Ratings employees are prohibited from soliciting money, gifts, or favors from anyone with whom Fitch Ratings does business, and are prohibited from accepting gifts offered in the form of cash or any gifts exceeding a minimal monetary value.

3.3.5   Any Fitch Ratings analyst who becomes involved in any personal relationship that creates the potential for any real or apparent conflict of interest (including, for

example, any personal relationship with an employee of a rated entity or agent of such entity within his or her area of analytical responsibility), shall, in accordance with Fitch Ratings' policies and procedures and subject to applicable law, disclose the relationship to the appropriate manager or officer of Fitch Ratings.

3.3.6   Fitch Ratings has established policies and related procedures for reviewing, as appropriate, the past work of analysts that leave the employ of Fitch Ratings and join an issuer that the analyst has been involved in rating, or an issuer, arranger, underwriter, sponsor, or financial firm with which the analyst has had dealings as part of his or her duties at Fitch Ratings. If it appears that a conflict has influenced a credit rating, then Fitch Ratings will promptly disclose the potential conflict and, as appropriate, convene a review committee to re-rate all credit ratings influenced by the potential conflict.

3.3.7   In certain jurisdictions, local law requires individuals performing credit rating activities to rotate coverage responsibilities on a periodic basis. Fitch Ratings has established and shall maintain policies providing for analytical rotation in accordance with applicable local regulatory requirements.

4. RESPONSIBILITIES TO THE INVESTING PUBLIC AND ISSUERS

4.1   Transparency and Timeliness of Ratings Disclosure

4.1.1   Fitch Ratings shall make every reasonable effort to ensure that the time between a rating committee determining a final rating action and the distribution of that rating action and related commentary should be as short as reasonably possible, consistent with applicable law.

4.1.2   Fitch Ratings' policy for distributing public ratings and the related commentary and updates is as follows:

- Fitch Ratings shall publish all public ratings and rating outlooks, and related rating actions and opinions, including any withdrawal of a rating, free of charge on a non-selective basis on its free public website, www.fitchratings.com; and

- As appropriate or as is otherwise required, Fitch Ratings shall simultaneously distribute an announcement of the rating or rating action, together with any related commentary including rating outlooks, through wire services or other media outlets.

4.1.3   Among other disclosures, Fitch Ratings shall indicate with each of its published ratings:

- When such rating (including rating outlooks) was last updated;

- A list of relevant methodologies (i.e., criteria reports), along with any applicable criteria variations or limitations on the rating, and where those criteria reports can be found; and

- The key rating drivers (i.e., what factors would impact the rating) so as to facilitate an understanding of the rating(s)' sensitivity.

Moreover, except for private ratings provided only to the requesting party, Fitch Ratings shall disclose to the public, on a non-selective basis and free of charge, any rating or rating outlook regarding publicly issued securities, or public issuers themselves, as well as any subsequent decisions to withdraw such a rating and the reasons for such withdrawal, if the rating action is based in whole or in part on material non-public information.

4.1.4   Fitch Ratings shall base its rating analyses and rating decisions, which are Fitch Ratings' opinions, upon Fitch Ratings' established criteria, methodologies, and ratings definitions, applied in a consistent manner. All rating criteria and methodologies shall be available on Fitch Ratings' free public website, www.fitchratings.com. Fitch Ratings' criteria, methodologies, and ratings definitions shall identify the specific factors that it considers during the rating and surveillance processes.

- Where Fitch Ratings assigns an initial rating to a structured finance product, it shall provide information about the loss and cash-flow analysis upon which Fitch Ratings has relied, so as to enable investors and market participants to understand the basis for the rating. To the extent practical or as may be required by applicable law, Fitch Ratings shall also disclose the degree to which it analyzes how sensitive a rating of a structured finance product is to changes in Fitch Ratings' underlying rating assumptions.

- In its rating action commentary, Fitch Ratings shall differentiate its ratings of structured finance products from traditional corporate bond ratings through the inclusion of additional commentary or an appropriate modifier to the ratings, and in accordance with applicable law. Fitch Ratings shall clearly define a given rating symbol and apply it in a consistent manner for all types of securities to which that symbol is assigned.

- Fitch Ratings shall clearly indicate the attributes and limitations of each rating or rating outlook and the limits to which Fitch Ratings verifies information provided to it by the issuer or originator of a rated security (as to which latter point, see below).

4.1.5   When Fitch Ratings publishes a rating or rating outlook, or takes any other rating action with respect to a published rating or rating outlook, Fitch Ratings shall explain in the related commentary and reports the elements the rating committee found key to such rating or rating outlook or rating action, subject to any applicable laws with respect to the disclosure of confidential information and any restrictions imposed by applicable confidentiality agreements. Fitch Ratings shall always maintain complete editorial control over all rating actions, related commentaries, and all of its other published materials, including all reports, criteria, methodologies, ratings definitions, and other policies and procedures. Subject to applicable law, this control shall extend to when, and whether, Fitch Ratings shall take, or publish, any rating action.

4.1.6   To the extent reasonably feasible and appropriate (and, in certain jurisdictions, as may be required by law), prior to issuing or revising a rating, Fitch Ratings shall provide to the issuer advance, written notification of the rating action and the critical information and principal considerations upon which the rating decision was based. Fitch Ratings provides such information solely to allow the issuer to check for factual accuracy or the presence of non-public information. Fitch Ratings shall duly evaluate any comments made by the issuer and accept them in its discretion as appropriate to correct factual errors or remove references to non-public information. Except as required by law, Fitch Ratings retains the right to publish the commentary at the most appropriate time and in whatever form it deems most appropriate in its editorial judgment. In certain circumstances, except as required by law, Fitch Ratings in its sole discretion may decide not to provide such advance notification if timely dissemination of the rating committee decision would be compromised. In such cases, Fitch Ratings shall inform the issuer as soon as practical thereafter and, generally, shall explain the reason for not notifying the issuer. Subject to the exceptions set forth below, Fitch Ratings shall review any rating action when requested by an issuer to do so if the issuer provides to Fitch Ratings, in a timely manner, new or additional information that Fitch Ratings believes to be relevant to the rating. However, other than as may be prohibited by applicable law, in certain event- or performance-driven situations Fitch Ratings reserves the right to issue and publish a rating action without giving the issuer an opportunity to request such a review.

4.1.7   In order to promote transparency and to enable the market to best judge the aggregate performance of its ratings on debt instruments, Fitch Ratings, where possible or as may be required by applicable law, shall conduct periodic studies on the performance of Fitch Ratings-rated securities and issuers, including current and historical default rates by rating category and rating transition analyses. Fitch Ratings shall make all transition and default studies available on Fitch Ratings' free public website, www.fitchratings.com. Where feasible, this information shall include verifiable, quantifiable historical information

about the performance of its ratings, organized and structured, and, where possible, standardized in such a way to assist investors and market participants in drawing performance comparisons between different rating agencies.

4.1.8   For each rating, Fitch Ratings shall, in accordance with its Rating Solicitation and Participation Disclosure Policy, publicly disclose whether the issuer participated in the rating process, and the solicitation status of the rating.

4.1.9   Fitch Ratings shall review and update, to the extent it deems appropriate or as is required by applicable law, its criteria and methodologies on a regular basis. Fitch Ratings shall publicly disclose any material modification to its methodologies and significant practices, procedures, and processes. Where feasible and appropriate or as may otherwise be required by applicable law, Fitch Ratings shall undertake to disclose planned material modifications prior to the effective dates of such modifications. Fitch Ratings shall consider the various uses of ratings before modifying its methodologies, practices, procedures, and processes.

5. THE TREATMENT OF CONFIDENTIAL INFORMATION

5.1   Disclosure of This Code and Communication with Market Participants

5.1.1   Fitch Ratings shall use, maintain, and protect confidential and/or material non-public information in accordance with its policies governing the treatment of confidential information and applicable laws, rules, and regulations. Without limitation, these policies establish various restrictions on the sharing of confidential, ratings-related information with persons not involved in the performance of Fitch Ratings' credit rating activities.

5.1.2   Fitch Ratings welcomes comments and input from market participants and the public, including any questions, concerns, or complaints they may have regarding the business, operations, or activities of Fitch Ratings.

- Comments or complaints related to Fitch Ratings' compliance with legal or regulatory requirements should be directed to a Regional Compliance Officer.

- Comments or complaints regarding Fitch Ratings' analytical activities should be directed to the relevant Regional Credit Officer within the global Credit Policy Group. The Regional Credit Officers report directly to the Chief Credit Officer and, among their other responsibilities, are responsible for tracking and responding to such comments or complaints from third parties.

- Contact information for the Regional Compliance Officers and Credit Officers is available on Fitch Ratings' free public website, www.fitchratings.com.

5.1.3   Fitch Ratings shall publish in a prominent position on the homepage of its free public website, www.fitchratings.com, links to: (1) this Code; (2) its methodologies; (3) its transition and default studies; and (4) certain other internal policies relevant to addressing and managing conflicts of interest, preventing the misuse of material, non-public information, and ensuring compliance with applicable laws, rules, and regulations (see Appendix A to this Code).

5.2   What Fitch Ratings Expects of Issuers

5.2.1   Fitch Ratings expects that each issuer that has agreed to participate in the rating process, or its agents, will promptly supply to Fitch Ratings all information relevant to evaluating the ratings on such issuer or the relevant securities, including, without limitation, all material changes in any information previously provided, potential material events and the issuer's overall financial condition, which may require communication of non-public information to Fitch Ratings.

5.2.2   Fitch Ratings expects all such information to be timely, accurate, and complete in all respects.

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5.2.3   Fitch Ratings expects issuers to respond to its questions as quickly as possible and to explain the reasons for any delay.

5.2.4   During any time period in which an issuer is reviewing commentary or reports to be published by Fitch Ratings, Fitch Ratings expects such issuer will not disclose the commentary or reports in advance of Fitch Ratings' publication or take advantage of the delay in publication in any way.

5.2.5   Should an issuer choose to stop cooperating with Fitch Ratings in the rating process, Fitch Ratings also reserves the right to continue to rate the issuer or any securities issued by the issuer, based on the information previously provided to Fitch Ratings by the issuer or its agents and any other public and/or non-public information available to Fitch Ratings.

5.2.6   Fitch Ratings expects that structured finance issuers and arrangers, and originators of structured finance products, will publicly disclose all relevant information regarding these products so that investors and other rating agencies can conduct their own analyses independently of the rating agency/agencies solicited by or on behalf of the issuers and/or originators to provide ratings.

6. DISCLAIMERS

6.1   Non-Reliance on This Code

6.1.1   Fitch Ratings does not intend to assume, and is not assuming, any responsibility or liability to any party arising out of, or with respect to, this Code. This Code is not intended to, and does not, form a part of any contract with anyone, and no one shall have any right (contractual or otherwise) to enforce any of this Code's provisions, either directly or indirectly.

6.1.2   Fitch Ratings may amend this Code at its sole discretion, in any way Fitch Ratings sees fit at any time.

6.2   Purpose & Use of Ratings

6.2.1   Fitch Ratings' ratings are opinions reflecting the ability of an entity or a securities issue to meet financial commitments such as interest, preferred dividends, and repayment of principal, in accordance with their terms. Ratings are not themselves facts and therefore cannot be described as being "accurate" or "inaccurate". Credit ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of loss due to changes in interest rates and other market considerations.

6.2.2   In issuing and maintaining its ratings or rating outlooks, Fitch Ratings relies on factual information it receives from issuers, underwriters, and from other sources Fitch Ratings believes to be credible. Fitch Ratings conducts a reasonable investigation of the factual information relied upon by it in accordance with its ratings methodology, and obtains reasonable verification of that information from independent sources, to the extent such sources are available for a given security or in a given jurisdiction.

6.2.3   The manner of Fitch Ratings' factual investigation and the scope of the third-party verification it obtains will vary depending on the nature of the rated security and its issuer, the requirements and practices in the jurisdiction in which the rated security is offered and sold and/or the issuer is located, the availability and nature of relevant public information, access to the management of the issuer and its advisers, the availability of pre-existing third-party verifications such as audit reports, agreed-upon procedures letters, appraisals, actuarial reports, engineering reports, legal opinions, and other reports provided by third parties, the availability of independent and competent third-party verification sources with respect to the particular security or in the particular jurisdiction of the issuer, and a variety of other factors.

6.2.4   Neither an enhanced factual investigation nor any third-party verification can ensure that all of the information Fitch Ratings relies on in connection with a rating will be accurate and complete. Ultimately, the issuer and its advisers are responsible for the accuracy of the information they provide to Fitch Ratings and to the market in offering documents and other reports. In issuing its ratings Fitch Ratings must rely on the work of experts,

including independent auditors with respect to financial statements, and attorneys with respect to legal and tax matters. Further, ratings are inherently forward-looking and embody assumptions and predictions about future events that by their nature cannot be verified as facts. As a result, despite any verification of current facts, ratings can be affected by future events or conditions that were not anticipated at the time a rating was issued or affirmed. If any such information should turn out to contain misrepresentations or to be otherwise misleading, the rating or rating outlook associated with that information may not be appropriate. The assignment of a rating to any issuer or any security should not be viewed as a guarantee of the accuracy, completeness or timeliness of the information relied on in connection with the rating or the results obtained from the use of such information.

6.2.5   Fitch Ratings does not have a fiduciary relationship with any issuer, subscriber, or other individual. Nothing is intended to or should be construed as creating a fiduciary relationship between Fitch Ratings and any issuer or between Fitch Ratings and any user of its ratings.

6.2.6   Ratings do not constitute recommendations to buy, sell, or hold any security nor do they comment on the adequacy of market price, the suitability of any security for a particular investor, or the tax-exempt nature or taxability of any payments of any security.

6.2.7   Ratings may be changed, qualified, placed on Rating Watch, or withdrawn as a result of changes in, additions to, accuracy of, unavailability of, or inadequacy of information, or for any reason Fitch Ratings deems sufficient.

6.2.8   Fitch Ratings does not provide to any party any financial advice or legal, auditing, accounting, appraisal, valuation, or actuarial services. A rating should not be viewed as a replacement for such advice or services.

6.2.9   The assignment of a rating by Fitch Ratings shall not constitute consent by Fitch Ratings to use its name as an expert in connection with any registration statement, offering document, or other filings under any relevant securities laws.

FitchRatings

APPENDIX A

Select Fitch Ratings Policies

Set forth below are a list of those policies that Fitch Ratings has made available on its free public website, www.fitchratings.com. These policies, along with other Fitch Ratings policies and procedures, are intended to be read in conjunction with, and to supplement and support, this Code. However, where more detailed requirements are set forth in a particular policy or procedure, the more detailed of such requirements shall apply.

- Firewall Policy

- Global Confidentiality Policy

- Global Securities Trading and Conflicts of Interest Policy

- Segregation of Commercial and Analytical Activities

- Policy on Complaint Handling

- Rating Solicitation and Participation Disclosure Policy

- Restrictions on Advising Issuers and Others

- Look Back Procedure Reviewing Analytical Work of Leavers

- Statement on Definition on Ancillary Business



fitchratings.com

EXECUTIVE SUMMARY

Objective:	To set forth the requirements regarding the segregation of commercial and Analytical Activities
Application:	Fitch Ratings, Inc. and each of its credit rating affiliates that issues Ratings under the trade name "Fitch Ratings" (collectively "Fitch Ratings")
Effective Date:	March 14, 2018
Replaces:	Version 13, dated 10 November 2016

1. OVERVIEW

Fitch Ratings is a commercial enterprise. It receives compensation from Rated Entities and other third parties, in return for analysis performed with respect to Ratings.

When assigning its Ratings, Analysts may only consider those factors relevant to the creditworthiness of a Rated Entity or a Security. In particular, Ratings assigned to a Rated Entity or Security must not be affected by whether there is an existing or potential business relationship between Fitch Ratings (or its affiliates) and the Rated Entity or any other third party.

To manage potential conflicts of interest arising from Analysts being influenced by business or financial considerations when performing Analytical Activities, among other restrictions Analysts are prohibited from participating in negotiations or discussions regarding fees or payments from Rated Entities, or other third parties on their behalf, to Fitch Ratings. Rather, Fitch Ratings has established a separate Business and Relationship Management Group ("BRM"), which is responsible for carrying out all marketing and commercial activities on behalf of Fitch Ratings.

For the avoidance of doubt, the fact that Analysts are aware generally that Fitch Ratings receives compensation for its analytical work does not mean that Analysts are influenced by business considerations.

2. DEFINITIONS

"Analyst" shall have the meaning as set forth in Bulletin 2: *Rating Process Manual*.

"Analytical Activities" means the evaluation, approval, review and issuance of Ratings, including the analysis of data and information, and developing or approving criteria or methodologies used for determining Ratings, including qualitative and quantitative models.

"Analytical Views" means the views of an Analyst or Analysts relating to Ratings, Securities, Rated Entities, transactions, sectors, countries, markets, research, criteria, methodologies, credit considerations or other related matters, including, without limitation, factual discussions about the products or services of the Fitch Group.

"Confidential Analytical Information" shall have the meaning as set forth in Bulletin 41: *Confidential Information Policy*.

"Confidential Information" shall have the meaning as set forth in Bulletin 41: *Confidential Information Policy*.

"EMS" means the Exception Management System.

"EU Public Rating" means a Public Rating with respect to which the primary analyst, as that term is used in the Rating Process Manual, is employed by Fitch Ratings Ltd or one of its credit rating agency subsidiaries located and registered in the European Union ("EU") (including any branch, wherever located, of Fitch Ratings Ltd or any such subsidiary).

"Fitch Group" means, collectively, Fitch Ratings, Fitch Solutions, Fitch Learning and BMI Research.

"Market Share Information" means the information as to the relative size, however measured, of Fitch Ratings' share of the Ratings business, compared to other rating agencies, in a particular country, sector, product or other category or classification group, which information is not otherwise publicly available.

"Need to Know" shall have the meaning set forth in Bulletin 41: *Confidential Information Policy*.

"Public Ratings" are Ratings that: (i) are published by Fitch Ratings on its website, www.fitchratings.com; (ii) have not yet been published by Fitch Ratings, but with respect to which the Rated Entity has stated in writing that it wishes the Rating to be published (unless this stated intention is subsequently withdrawn); or (iii) were originally assigned as Private Ratings, but with respect to which the Rated Entity has notified Fitch Ratings in writing that it wishes the Private Rating to be published (from the point in time this notification was received by Fitch Ratings, unless the stated intention is subsequently withdrawn).

"Private Ratings" are Ratings that Fitch Ratings has not published on its website, www.fitchratings.com.

"Rated Entity" means, along with its agents: (i) the issuer or obligor with respect to any Security that has received or is expected to receive, as the case may be, a Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has assigned or is expected to assign, as the case may be, a Rating.

"Rating" shall have the meaning set forth in Bulletin 7: *Credit Products – Defined; Ratings, Assessments, Opinions and Scores*.

"Rating Action" shall have the meaning set forth in Fitch Ratings' Rating Definitions, published on Fitch Ratings' website, www.fitchratings.com.

"Security" means any security, programme or other financial instrument.

"Senior Global Group Head" has the meaning as is set forth in Bulletin 22: *Senior Global, Global & Regional Group Heads*.

"Senior Analytical Management" means, collectively, the Global Analytical Head and all other managers listed in Bulletin 22: *Senior Global, Global & Regional Group Heads*.

3.   ANALYST COMMUNICATIONS OF ANALYTICAL VIEWS

Subject to the confidentiality obligations in Bulletin 41: *The Confidential Information Policy*, and the prohibitions set forth in Section 8 below, Analysts may discuss or communicate their Analytical Views with BRM or any third party.

Further requirements relating to communications with journalists and in social media are outlined in Fitch Group Bulletin 5: *Media and Social Media Policy*.

4.   PROHIBITION ON ANALYST INVOLVEMENT IN FEE NEGOTIATIONS

4.1. Analysts are prohibited from:

4.1.1   Initiating or participating in negotiations or discussions regarding fees or payments to Fitch Ratings related to any Rating, with any Rated Entity or other third party, or otherwise being provided information pertaining to engagement-specific fees or billing relating to a Rating;

4.1.2   Subject to Sections 9, 10 and 11 below, participating in sales or marketing of Ratings or other products or services of Fitch Ratings or any of its affiliates; and

4.1.2 Otherwise taking into account sales or marketing considerations when assigning, or taking any subsequent actions with respect to, Ratings.

4.2. Despite Fitch Ratings' controls, it is not always possible to prevent Analysts from receiving communications that contain fee or billing information. If an Analyst receives such information in violation of this Policy, relevant staff must ensure that the matter is promptly recorded in EMS, as is set forth in applicable operating procedures or process manuals.

4.3. It is permissible for Analysts to become aware of fee or billing information related to a Rating that is publicly disclosed (e.g., through public offering documents for capital market issuance purposes or in a public tender document), or included in a prospectus or offering document. Receipt of fee or billing information in such circumstances is not a violation of this Policy, and need not be recorded in EMS.

5. BRM NEGOTIATION OF FEES AND BILLINGS

5.1. BRM is responsible for pricing each request for Ratings. Only BRM (and on their behalf members of the Finance, accounting or billing departments, referred to collectively as "Finance", and members of the Legal Department) may communicate with a Rated Entity or other third party regarding fees or billings.

5.2. BRM and Finance are responsible for obtaining and recording all fee-related information, and for entering it into the appropriate systems.

5.3. All questions regarding fees, billings or general pricing policies received by Analysts, must be referred to the appropriate contact within BRM or Finance. Analysts may not provide the information to the requestor.

5.4. BRM and Finance must not communicate (in email or otherwise) information concerning individual fees or billings for Ratings to or with Analysts.

6. BRM COMMUNICATIONS TO ANALYSTS

To ensure that Analysts can perform their Analytical Activities in an environment free from commercial or financial pressure or influence, BRM must appropriately manage their communications with Analysts.

6.1. BRM may make a reasonable and balanced enquiry to an Analyst regarding Analytical Activities that is intended to clarify facts or the basis for an Analytical View.

6.2. However, BRM may not call into question, lobby or otherwise pressure an Analyst with respect to:

6.2.1 Taking (or refraining to take) a particular Rating Action;

6.2.2 Proposed changes to criteria or methodologies;

6.2.3 Instances where the level of an indicative/initial, expected or final Rating was lower than preliminary feedback initially provided to a Rated Entity or other third party;

6.2.4 The recommendation or vote of a particular Analyst in a rating committee; or

6.2.5 Other negative commercial implications or relationship issues that may arise from Analytical Activities.

7. FITCH RATINGS' FINANCIAL & MARKET SHARE INFORMATION

Analysts may not be provided Fitch Ratings' financial or Market Share Information other than as is set forth below.

7.1. Fitch Ratings' Financial Information

Analysts are prohibited from receiving revenue information, P&L statements and other non-public documents describing the financial performance of the Fitch Group or Fitch Ratings (collectively, "Financial Information") other than as follows:

7.1.1 *Global/Regional/Sector-Level Information*. Finance may periodically provide aggregated Fitch Ratings revenue, budget, and expense items such as salary and travel, to Senior Analytical Management, to assist them in planning hiring needs for Analysts, and managing Analysts' expenses. This information may also be provided to Senior Analytical Management in the course of internal planning sessions, consistent with the requirements set forth below, and to monitor the execution of those plans, and also as part of regular update meetings for Senior Analytical Management.

7.1.2 *Country-Level Information*. Finance may periodically provide aggregated country-level Fitch Ratings' Financial Information to Analysts who are board members of local operating entities ("Local Board Members"), where the Financial Information is necessary to fulfill their local board or regulatory responsibilities.

7.1.3 *Aggregated Financial Information*. Analysts may periodically receive aggregated information on the overall financial performance of Fitch Ratings, in the context of discussions related to compensation.

7.2. Market Share Information.

Analysts may receive Market Share Information only as follows:

7.2.1 For purposes of demonstrating Fitch Ratings' knowledge of, coverage of or depth in a particular market or sector, BRM may include or mention Market Share Information in joint Analytical / BRM presentations, discussions and meetings with Rated Entities and other third parties.

7.2.2 Senior Analytical Management may receive relevant Market Share Information in the course of internal planning sessions, consistent with the requirements set forth below in Section 9, and to monitor the execution of those plans.

7.2.3 If they are Local Board Members, where country-level Market Share Information is necessary for them to fulfill their local board or regulatory responsibilities.

7.2.4 If, as part of communicating strategic objectives set by the Fitch Group or Fitch Ratings, high-level Market Share Information is disclosed to all Fitch Group or Fitch Ratings' employees.

> *Tip:* *Any communication of Market Share Information to an Analyst should be appropriately balanced so as to not suggest that an Analyst is involved in commercial efforts designed to increase Fitch Ratings' market share.*

8. INFORMATION SHARING BETWEEN BRM & ANALYSTS

8.1. Providing Advance Notice of Rating-Related Information to BRM

8.1.1 *EU Public Ratings.* Analysts working on an EU Public Rating are prohibited from disclosing to BRM staff located anywhere in the world (and BRM is prohibited from soliciting the information from Analysts or Rated Entities) advance, pre-publication notice or information regarding any Rating Action on an EU Public Rating[1], the timing as to when a rating committee for an EU Public Rating is to be held or is expected to be held[2], or the withdrawal of an EU Public Rating for analytical reasons.[3]

- Analysts may only provide this information to BRM simultaneously with the public release of the information.

- All questions that BRM staff receive with respect to the above, must be referred to the appropriate Analyst(s).

8.1.2 *All Other Ratings.* In many cases BRM has a Need to Know Rating Actions and other related information in advance of the publication.[4] These reasons may include enabling BRM to be prepared for calls from Rated Entities and other third parties, or to more effectively manage a commercial relationship. Accordingly, Analysts may provide to BRM staff with a Need to Know advance (pre-publication) information regarding:

- A Rating Action with respect to a Private Rating, unless the Rating falls within the definition of an EU Public Rating because the Rated Entity has specified in writing its intention that the Rating be published at a future point (thus triggering the prohibition in Section 8.1.1);

- A Rating Action with respect to a Public Rating, other than an EU Public Rating (thus triggering the prohibition in Section 8.1.1);

- A research or other report to be issued, unless it includes or is issued contemporaneously with a Rating Action with respect to an EU Public Rating (thus triggering the prohibition in Section 8.1.1); and

- Criteria exposure drafts to be posted for comment.

8.1.3 If BRM receives Confidential Information pursuant to this Section, it must maintain the confidentiality of that Confidential Information per the requirements in Bulletin 41: *The Confidential Information Policy,* until the information becomes publicly available.

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[1] Accordingly, it would not be permitted for BRM to be part of the standard review or approval process for RACs or other reports with respect to EU Public Ratings.

[2] Target dates and deadlines for assigning new Ratings are a commercial term that may be negotiated by BRM. Accordingly, BRM is not prohibited from having information regarding target dates or deadlines, so long as they are not made aware of specific dates on which a rating committee for an EU Public Rating is to be held.

[3] As BRM would trigger a withdrawal of an EU Public Rating for commercial reasons, BRM is not prohibited from having information with respect to the fact of the withdrawal. However, BRM is still subject to the prohibitions in this Section regarding the associated Rating Action or the timing of the rating committee.

[4] Securities trading by an employee that holds such Need to Know Confidential Information remains subject to *Bulletin 13: Global Securities Trading and Conflicts of Interest Policy*. Questions should be directed to the Compliance Department.

8.2. Sharing of Market Intelligence

8.2.1　Analysts may notify BRM (and vice versa) of changes in other rating agencies' staff, products, services or criteria, or issues/errors of other rating agencies.

8.2.2　In addition to other types of permissible sharing of Confidential Information as may be set forth in Bulletin 41, BRM may share with Analysts (and vice versa) feedback they receive from Rated Entities or other third parties regarding:

- Rating Actions;

- Other analytical products, criteria or publications; or

- The products or services of other rating agencies, including relative strengths/weaknesses of those products or services.

However, if negative feedback or an unfavorable comparison of Fitch Ratings or its Analytical Activities is provided to BRM, then BRM should deliver the information to an Analyst of a sufficiently senior level, with care taken so as to not appear to be pressuring or influencing the applicable Analytical Activities.

8.2.3　For planning, educational or market intelligence purposes, BRM may solicit information or views from Analysts, and Analysts may provide information or views to BRM, relating to:

- Subject to Bulletin 41: *Confidential Information Policy*, Rated Entities and other third parties (including unrated entities to whom BRM is marketing Fitch Ratings' products and services) which BRM may seek to contact to establish or advance a commercial relationship;

- Which Rated Entities or sectors may be more (or less) active in the capital markets at a given point of time; and

- Fitch Ratings' credit or other views on a Rated Entity, sector or market compared to those of other rating agencies, including the rating level of competitors and whether their criteria is likely to lead to higher or lower ratings.

9. INTERNAL JOINT MEETINGS WITH BRM & ANALYSTS

9.1. Analytical Team Meetings

9.1.1　While periodic attendance at analytical team meetings may be appropriate, BRM staff may not regularly attend internal analytical team meetings where analytical matters such as upcoming rating committees, likely Rating Actions, etc., are expected to be discussed.

9.1.2　If BRM attends an internal analytical team meeting, they must leave the room/meeting prior to any discussion of non-public Rating Actions or other information prohibited by this Policy or Bulletin 41: *Confidential Information Policy* being disclosed to BRM.

9.2. Internal Planning Sessions

9.2.1　BRM and Analysts may attend or participate in certain parts of each other's planning sessions or similar meetings, provided that:

- Analysts are assigned topics, presentations and agenda items that focus only on credit, criteria and other analytical matters, including capital market developments;

- BRM staff are assigned topics, presentations and agenda items that focus only on commercial or competitive aspects; and

- BRM and Analyst managing directors participating in the planning sessions are responsible for carefully considering and managing any perception issues that may arise from "joint" presentations or materials.

9.2.2 In addition, BRM may, during this planning process, consult Senior Analytical Management in developing revenue budgets, in revising relevant fee schedules, and to better understand the complexity of transactions for fee-setting purposes.

9.2.3 However, in the context of these meetings and consultations, only Senior Analytical Management may access materials containing, or participate in discussions relating to, non-public Financial Information or Market Share Information. All other Analysts must leave the room/meeting prior to such discussions, and may not receive or review the related documentation or presentations.

10. EXTERNAL JOINT MEETINGS WITH BRM & ANALYSTS

10.1. Joint meetings with BRM, Analysts, Rated Entities and/or other third parties are permitted so long as:

10.1.1 Analysts leave the room/meeting before BRM begins discussing commercial matters or fee structures; and

10.1.2 BRM leaves the room/meeting before the Rated Entity or other third parties begin the process of providing Confidential Analytical Information to Analysts. However, Confidential Analytical Information may be shared subsequently with BRM as permitted by Bulletin 41: *Confidential Information Policy*.

10.2. In addition to the requirements above, the following additional restrictions and conditions apply depending on the type of meeting:

10.2.1 *Commercial-Focused Meetings*. Meetings, discussions or other interactions organized for the primary purpose of enabling Fitch Ratings to secure new business, or future business from existing Rated Entities, must be led by BRM. Analysts may attend or participate in such meetings only for the purpose of communicating Analytical Views.

10.2.2 *Dual-Purpose Commercial/Analytical Meetings*. Meetings, discussions or other interactions designed to cover both commercial and analytical topics, must include both a BRM representative and an Analyst to address their respective topics.

11. BUSINESS EVENTS & ENTERTAINMENT

Analysts may attend or be present at social events, networking events, conferences or dinners together with BRM, Rated Entities and other third parties, provided they do so in accordance with Bulletin 13: *Global Securities Trading and Conflicts of Interest Policy*.

12. QUESTIONS

For questions or issues concerning this Policy, please contact the Compliance Department at
reporting@fitchratings.com.

Owner:	Jeff Horvath, Compliance Department
Supplements:	The following policies or procedures are referenced in this Bulletin and should be consulted when interpreting and revising this Bulletin:

- Fitch Rating Definitions
- Bulletin 02 The Rating Process Manual (RPM)
- Fitch Group Bulletin 05: Media and Social Media Policy
- Bulletin 07 Credit Products – Defined: Ratings, Assessments, Opinions and Scores
- Bulletin 13 Global Securities Trading and Conflicts of Interest
- Bulletin 22 Senior Global, Global & Regional Group Heads
- Bulletin 41 Global Confidentiality Policy

BULLETIN 10: Firewall Policy

Executive Summary	
Objective:	To manage potential conflicts of interest regarding Fitch Ratings' issuance or maintenance of Credit Ratings on certain affiliate entities, by setting forth prohibitions and disclosure requirements on the issuance or maintenance of Credit Ratings, where there is a common control, ownership interest or other affiliation between Fitch Ratings and the rated entity.
Application:	All Fitch Ratings employees globally. Please note that certain of the more detailed requirements apply only to Fitch Ratings' operations in the European Union ("EU").
Effective Date:	17 March 2017
Replaces:	Bulletin 10, *Firewall Policy* Version 9 (June 15, 2015)

1.0 Introduction

1.1 As a general matter, Fitch Ratings is prohibited from issuing or maintaining Credit Ratings on any entity directly or indirectly controlling, controlled by or under common control with Fitch Ratings. Similarly, for affiliations not involving control, Fitch Ratings must eliminate, or manage and disclose, potential conflicts arising out of it having a direct or indirect interest in a Rated Entity, or if a Rated Entity has a direct or indirect interest in Fitch Ratings.

1.2 Pursuant to the more stringent requirements set forth in EU law, each EU Fitch CRA:

– is prohibited from issuing a Credit Rating on an entity or its Securities if: (i) the entity owns 10% or more of the EU Fitch CRA, (ii) any of the Shareholders or Control Persons of this EU Fitch CRA own 10% or more of the entity, or (iii) any of these Shareholders or Control Persons is a member of the board of directors of the entity, and

– must make additional disclosures in connection with any Credit Rating of a Rated Entity or its Securities rated by this EU Fitch CRA, if any of these Shareholders or Control Persons have a smaller (i.e., from 5% up to less than 10%) ownership interest in the Rated Entity.

In the interests of clarification, for EU Fitch CRAs, if Marc Ladreit de Lacharriere ("MLL") serves on the board of directors of an entity, EU Fitch CRAs are prohibited from assigning a new Credit Rating to that entity or its Securities. In addition, if MLL joins the board of directors of an entity, and if an EU Fitch CRA has previously issued and currently maintains a Credit Rating on that entity or its Securities, that EU Fitch CRA must assess, as per Section 5.2 below, whether it can continue to maintain the Credit Ratings. However, in all cases an EU Fitch CRA may not issue a new Credit Rating on any new Securities issued by such an entity after the date that MLL joins its board of directors.

1.3 Bulletin 10A sets forth the control, ownership and board membership information necessary to implement this Policy.

2.0 Definitions

2.1 **"Affiliate"** means any entity designated as an Affiliate in **Bulletin 10A**.

2.2 **"Controlled"**, with respect to an entity, means that this entity is directly or indirectly controlling, controlled by or under common control with Fitch Ratings.

2.3 "**Control Person(s)**" means a person or entity designated as a Control Person in **Bulletin 10A**.

2.4 "**CRA**" means a credit rating agency.

2.5 "**Credit Rating**" means a Credit Rating (including any indication of the likely direction of the Credit Rating) as defined in **Bulletin 7**.

2.6 "**Director Affiliations**" means, with respect to any Fitch Director, his or her service as a director, officer or trustee of a Rated Entity.

2.7 "**Disclosable Interest**" means, with respect to an entity, an Equity Interest or other potential conflict of interest identified as a Disclosable Interest in **Bulletin 10A**.

2.8 "**Disqualifying Interest**" means, with respect to an entity, an Equity Interest or other potential conflict of interest identified as a Disqualifying Interest in **Bulletin10A**.

2.9 "**Equity Interest**" means, with respect to an entity, a percentage of any of the capital, voting rights or any other ownership interest of the entity or any of its Related Third Parties.

2.10 **"EU Fitch Ratings"** means Fitch Ratings Ltd and its CRA subsidiaries located and registered in the EU (each individually, including any of its branches (wherever located), an "**EU Fitch CRA**").

2.11 **"EU"** means the European Union.

2.12 "**Fitch Director(s)**" means an individual who is a member of the Board of Directors of Fitch Group, Inc., Fitch Ratings, Inc., Fitch Ratings Ltd., Fitch Ratings (Thailand) Ltd and/or Fitch Ratings Lanka Ltd. S.A.

2.13 **"Public Credit Rating"** means a Credit Rating which is disclosed publicly on Fitch Ratings' website.

2.14 "**Rated Entity**" means (i) the issuer, obligor or (but only with respect to Credit Ratings assigned by an EU Fitch CRA) a Related Third Party with respect to any Security that has a current Credit Rating from Fitch Ratings or (ii) an entity to which Fitch Ratings has currently assigned a Credit Rating. The requirements with respect to Rated Entities as set forth in this Policy apply regardless of the type, nature or legal form of the Rated Entity, including whether it is a for-profit or not-for-profit entity.

2.15 **"Related Third Party"** means (i) with respect to an entity, any other entity who holds, directly or indirectly, a 20% or more Equity Interest in the first entity or who is otherwise, directly or indirectly linked to it by control and (ii) with respect to any Security that is part of a structured finance transaction, a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to that Security. Prohibitions and disclosures with respect to Related

Third Parties are only applicable to Credit Ratings assigned by an EU Fitch CRA.

2.16 **"Security"** means any security or other financial instrument.

2.17 "**Shareholder**" means a person or entity designated as a Shareholder of Fitch Ratings in Bulletin 10A.

3.0 Prohibitions on Issuing Credit Ratings

This Section sets forth those circumstances under which Fitch Ratings is prohibited from initiating or maintaining a Credit Rating on an entity and/or its Securities. For the avoidance of doubt, no Fitch Ratings CRA may initiate or maintain a Credit Rating on any other Fitch Ratings CRA.

3.1 **Within the EU:**

– An EU Fitch CRA is prohibited from initiating a Credit Rating[1] on an entity or its Securities if, in Bulletin 10A, that entity, or a Related Third Party[2], is listed as having a Disqualifying Interest within the EU.

– If an EU Fitch CRA is currently maintaining a Credit Rating on a Rated Entity and/or its Securities, and Compliance subsequently obtains knowledge that there is a Disqualifying Interest in the EU with respect to this Rated Entity, then Compliance will initiate the assessment process set forth in Section 5.2 to determine whether this Credit Rating can continue to be maintained. The results of this process (which may involve, among other steps, re-rating the Rated Entity and/or its Securities) will be communicated in writing to the applicable regional analytical group head and the relevant Business and Relationship Management ("BRM") staff member(s) for implementation.

3.2 **Outside the EU.** A Fitch Ratings CRA located outside the EU is prohibited from initiating or maintaining a Credit Rating on that entity or its Securities if, in Bulletin 10A, it is listed as having a Disqualifying Interest outside the EU.

4.0 Disclosures

This Section sets forth those circumstances where initiating or maintaining a Credit Rating on an entity and/or its Securities is not prohibited as per Section 3, but nonetheless for purposes of managing and disclosing potential conflicts, further disclosures are appropriate.

4.1 **Disclosable Interests.** If Bulletin 10A indicates that Fitch Ratings has a Disclosable Interest with respect to an entity, or if Fitch Ratings is permitted to initiate or maintain a Credit Rating following conclusion of the assessment process set forth in Section 5.2, then Fitch Ratings must:

– with respect to each Public Credit Rating of the Rated Entity and its Securities, and any subsequent changes to or affirmations of that Public

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[1] A Credit Rating is considered to be issued by an EU Fitch CRA if the Primary Analyst covering the Rated Entity or Security is employed by that EU Fitch CRA.

[2] The Primary Analyst is responsible for determining the Related Third Parties, if any, of an entity, and checking Bulletin 10A for information with respect to any such Related Third Parties. The Primary Analyst should contact EMEA Regulatory Compliance with any questions.

Credit Rating, publicly disclose the existence of that Disclosable Interest by posting the information on the Fitch Ratings public website and including a link, in the relevant rating action commentaries, to the posted disclosures, and

– with respect to each private Credit Rating of the Rated Entity and its Securities, and any subsequent changes to or affirmations of that Credit Rating, include the URL for the posted disclosures in the relevant rating letter or any subsequent rating action letter.

4.2 **Global Disclosure of Director Affiliations:** Fitch Directors may have Director Affiliations. To provide market participants and the public with information pertaining to the Director Affiliations known by Fitch Ratings, Fitch Ratings will:

– publicly disclose such Director Affiliations disclosed to it by the Fitch Directors on an annual basis, by posting the information on its public website;

– in the case of a Public Credit Rating, include a link to the posted disclosures in the rating action commentaries setting forth the Public Credit Rating(s) of the Rated Entity or its Securities, and any subsequent changes to or affirmations of such Public Credit Ratings; and

– in the case of a private Credit Rating, include the relevant URL for the posted disclosures in the rating letter with respect to such Credit Rating, and any subsequent rating action letters.

5.0 Other Controls & Requirements

5.1 **Employee Notification Requirement.** If an employee becomes aware that (i) any ownership, directorship, control or other information set forth on Bulletin 10A is incorrect or incomplete, or (ii) a change in the facts or circumstance has occurred that may be relevant to a prior determination permitting Fitch Ratings to initiate or maintain a Credit Rating on an entity or its Securities, the employee must promptly inform Compliance (by email at reporting@fitchratings.com) and their manager. In such cases:

– other than carrying out ongoing monitoring tasks with respect to existing Credit Ratings, the employee must cease all further Credit Rating activities with respect to that entity and/or its Securities unless and until notified otherwise by Compliance, and

– Compliance will initiate the assessment process, as per Section 5.2, to determine whether Credit Rating activities with respect to that entity and/or its Securities can proceed or continue and, if so, whether any additional restrictions, limitations or disclosures would be appropriate.

5.2 **Compliance.** Compliance is responsible for:

– *Bulletin 10A.* Producing, updating and publishing internally on a regular basis Bulletin 10A.

– *Assessment Process Relating To Potential Conflicts of Interest.* Upon identifying a new potential conflict of interest that may trigger a prohibition as per Section 3, (a) convening a group of internal stakeholders charged with performing a documented assessment of: (i) the specifics of the potential conflict, (ii) whether Fitch Ratings may issue, or continue to maintain, a Credit Rating to the entity or its Securities given the potential conflict and, if so, whether any previously issued Credit Ratings should be re-examined, (iii) the type and nature of the appropriate disclosures if the Credit Rating can be issued or maintained, and (iv) whether any additional

measures are required to manage the potential conflict; and (b) communicating the results of the assessment to relevant Fitch Ratings employees.

– *Director Affiliations.* Implementing the disclosure of Director Affiliations as set forth in Section 4.2.

5.3 Business Relationship Management. Prior to entering into an engagement whereby Fitch Ratings agrees to provide, or to continue to provide, a Credit Rating for an entity or Rated Entity and/or its Securities, the relevant BRM employee shall confirm whether the prohibitions of this Policy apply, by taking the steps set forth in the relevant firm policies and procedures governing BRM.

5.4 Analytical Group. Prior to issuing a new Credit Rating, or taking any rating action with respect to an existing Credit Rating, the Primary Analyst assigned to the Credit Rating shall confirm whether the prohibitions (for all Credit Ratings) or disclosure obligations (for private Credit Ratings[3]) of this Policy apply, by taking the steps set forth in the relevant sections of the firm's policies and procedures governing the ratings process.

Document Owner:	Compliance
Document Approver:	John Olert
Effective Date:	**17 March 2017**
Publication Date:	9 March 2017
Version:	10.0
Related Policy Guidance:	Bulletin 2A: *BRM Process Manual*
	Bulletin 2: *Ratings Process Manual*

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[3] Analysts' obligations with respect to the disclosure requirements in this Policy pertain only to private Credit Ratings. Compliance is responsible for coordinating the process such that the necessary disclosures are made in connection with Public Credit Ratings.

EXECUTIVE SUMMARY

Objective: To establish employee reporting, pre-clearance and other obligations designed to help identify and manage potential conflicts of interest

Application: Individuals employed by Fitch Ratings, Inc. and each of its credit rating affiliates that issues ratings under the trade name "Fitch Ratings" (collectively, "Fitch Ratings") and, unless an exemption is available, their Family Members

Replaces: Bulletin 13: *Global Securities Trading and Conflicts of Interest Policy* (Version 21, 1 November 2016)

1. OVERVIEW

This Policy, which addresses Securities trading and other potential conflicts of interest between Fitch Ratings and its employees, contains prohibitions, restrictions and disclosure requirements that help identify and manage these potential conflicts, and ultimately protect Fitch Ratings' reputation.

2. DEFINITIONS

"**Account**" means any account that has the capability of trading and/or holding Securities where the Employee or their Family Member:

- Has a beneficial ownership interest; or

- Has discretion or control over the Account (e.g.: Account owner, power of attorney, trustee, etc.).

"**Analytical Activities**" means (a) performing analyses to determine a credit rating, credit opinion, rating assessment, or credit score; or (b) participating in a rating committee (even as a non-voting member), and may be carried out by an Analyst or an Employee in the Credit Policy Group .

"**Analytical Employee**" means any Employee that performs Analytical Activities.

"**Analytical Group Employee**" or "AG Employee" means any Employee, including Analytical Employees, administrators and others that work in any of the following groups:

- Corporates Group

- Covered Bonds Group

- Credit Policy Group (including Credit Market Commentary)

- Funds & Asset Managers Group ("FAM")

- Financial Institutions Group

- Global Infrastructure Group

- Insurance Group

- International Public Finance Group

- Sovereigns Group

- Structured Finance Group

- U.S. Public Finance Group

"**Blind Trust**" means a trust that meets the following criteria:

- The trust executor(s) has full discretion over the assets and is independent of the Employee and their Family Members and not otherwise related to the Employee; and

- The Employee and their Family Members have no knowledge of the holdings of the trust.

"**BRM**" means Business & Relationship Management.

"**Business Entertainment**" means any activity where the primary purpose is to further business relations and includes such activities as dinners, golf outings, sporting events, and theatre and concert performances.

"**Business Event**" means any activity, such as an industry conference, networking event, meeting or business meal, where the primary purpose is to engage in analytical, research or information-gathering activities (for AG Employees) or to conduct commercial activities (for BRM Employees).

"**Bulletin 13 Exceptions Committee**" is comprised of the Global Analytical Head, General Counsel, Chief Technology Officer, Chief Risk Officer and Chief Compliance Officer.

"**Compliance Monitoring System**" refers to the MyComplianceOffice system used to disclose and manage certain potential conflicts of interest, which can be accessed at www.mycomplianceoffice.com.

"**Confidential Account**" means an Account owned by an EU-based non-Analytical Employee's Family Member, where the non-Analytical Employee has provided written certification that:

- The Employee has no knowledge of his or her respective Family Member's Account and holdings;

- The Employee understands that he or she is prohibited from sharing inside information and that the Employee takes all reasonable steps to ensure that the respective Family Member has no access to such information; and

- That the Employee will notify Compliance immediately should he or she develop knowledge of his or her Family Member's Account or holdings.

"**Confidential Analytical Information**" has the meaning as set forth in Bulletin 41: *Global Confidentiality Policy.*

"**Confidential Information**" has the meaning as set forth in Bulletin 41: *Global Confidentiality Policy.*

"**Efeed Broker**" means a financial institution that participates in automated electronic reporting of Securities transactions and holdings to Fitch Ratings.

"**Employee**"" means an individual employed by Fitch Ratings, or an employee of Fitch Group, Inc. who has regular access to Confidential Analytical Information.

"**ETF**" means exchange-traded fund.

"**Family Members**" means:

- An Employee's spouse or any partner of that person considered by national law as equivalent to the spouse (e.g., domestic partner in the US);

- An Employee's dependent children, regardless of residence;

- Any relative or dependent sharing the Employee's home, to the extent allowed by local law[1];

- Any legal entity (e.g.: company, partnership, trust, etc.) whose managerial responsibilities are discharged by, controlled by, or established for the benefit of an Employee or a person listed above; or

- Any person that has granted investment discretion or trading authorization to an Employee or a person listed above.

The definition does not include:

- An Employee's spouse during divorce proceedings;

- A Blind Trust; or

- An Employee's parent residing in the Employee's home if the Employee can certify that he or she does not have any knowledge of the parent's Securities holdings.

"**Gift**" means a tangible item, a favor, or money received free of charge by an Employee in connection with their work at Fitch Ratings. Gifts do not include Business Events or Business Entertainment.

"**GSE**" means government sponsored enterprise.

"**Group Investment Restriction**" means a restriction applicable to an Employee and their Family Members that is described in the Bulletin 13 Annex.

"**Insider Trading**" (sometimes referred to as "Insider Dealing") means purchasing or selling a Security while aware of MNPI relating to or impacting the price of that Security.

"**Key Management Position**" in an entity means:

- A member of a board of directors of that entity;

- An executive officer (e.g.: President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Legal Officer, Treasurer, etc.) of that entity;

- Any role that reports directly to the Chief Financial Officer or Treasurer of that entity; or

- A role in that entity that regularly interfaces with Fitch Ratings or other credit rating agencies.

"**Managed Account**" means an Account where the owner does not have input into the specific investment decisions made in the Account. Rather, the Account is under the control of an independent third-party who is a licensed broker, investment advisor or equivalent.

"**Material Non-Public Information**" or "**MNPI**" has the meeting as set forth in Bulletin 41: *Global Confidentiality Policy*.

"**Non-Active Brokerage Account**" means any Account that an EU-based non-Analytical Group Employee certifies in writing is not used for purchasing or selling Reportable Securities. Any Reportable Securities transaction in a Non-Active Brokerage Account will result in the Account being treated as an Reportable Account for a period of one year, even if no additional Reportable Securities trades occur in the Account.

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[1] In EU countries, Employees are only obligated to disclose other relatives of the Employee who have shared the same household as the Employee for at least one year on the date of the transaction concerned.

"**Private Investment**" means Securities or other ownership interests in companies, organizations, partnerships, funds, assets or businesses, where those Securities or ownership interest are not publicly listed or traded.

"**Rated Entity**" means:

- The issuer, obligor, guarantor or credit support provider (letter of credit issuer, banks, etc.) with respect to any Security that is rated or in the process of being rated by Fitch;

- an entity to which Fitch Ratings has assigned an Issuer Default Rating;

- a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to a Security in a structured finance transaction that is rated by Fitch Ratings.

"**Ratings Eligible Entity**" means any entity with more than $25 million in outstanding debt.

"**Regional Group Head**" means an individual who has regional management responsibility for a specific product area within an analytical group (e.g. the Regional Group Head for EMEA Corporates).

"**Reportable**" refers to a Security holding or transaction (a "Reportable Security") or Account (a "Reportable Account") that is required to be disclosed to Fitch Ratings in accordance with this Policy.

"**Restricted Stock**" means any Security that, by contract or law, cannot be freely sold or transferred to another person.

"**Sector Fund**" means a mutual fund, ETF, or unit trust that concentrates its investments in a specific industry or market sector (e.g.: technology, financial services, healthcare, precious metals, etc.).

"**Security**" means any negotiable financial instrument or investment. For all Employees and Family Members, this includes:

- Debt securities, such as bonds, notes, exchange traded notes and debentures;

- Equities, such as common stock and preferred stock;

- Financial derivative contracts, such as equity and index options (including employee stock options), rights and warrants and futures contracts;

- Municipal securities;

- Private Investments in Rated Entities or Ratings Eligible Entities;

- Structured products;

- Obligations of GSEs, such as Fannie Mae or Freddie Mac.

For <u>Analytical Group Employees and their Family Members</u>, this also includes:

- Sector Funds

For <u>Analytical Group Employees in FAM and their Family Members</u>, this also includes:

- Mutual funds, ETFs, and other collective investment schemes; and

- Money market funds.

For <u>Analytical Group Employees in the Sovereigns, International Public Finance, Financial Institutions and Business Relationship Management Groups and their Family Members</u>, this also includes:

- Direct obligations of a sovereign nation or any agency thereof; and

- Obligations fully guaranteed by a sovereign nation or any agency thereof.

"**Temporary Worker**" means any individual that is contracted for a fixed duration or an approximate end date directly by Fitch Ratings or indirectly via a third party.

"**Tipping**" means the act of providing MNPI about a publicly traded company to a person who is not authorized to have that information.

3. INTRODUCTION

Employees are expected to understand the requirements set forth in this Policy, and to take reasonable precautions to identify, manage and/or avoid conflicts of interest and the appearance of conflicts of interest.

Under no circumstance may an Employee perform Analytical Activities involving a Rated Entity or Security if he/she might be unduly influenced in any way, and under no circumstance may an Employee use Confidential Information in the context of making his or own personal investment decisions.

Employees are required to report personal investment information relating to Reportable Accounts and Reportable Securities belonging to them and their Family Members, to the extent allowed by law. This information will be used on a need to know basis for compliance monitoring purposes, and stored in secured servers and files. However, Fitch Ratings may be required to disclose this information in connection with a subpoena, court order, or as otherwise required by applicable law or by any judicial, legislative or regulatory authority.

4. SECURITIES TRADING

Securities trading prohibitions, restrictions and requirements are designed to help Fitch Ratings and its Employees avoid conflicts of interest and Insider Trading violations. The type of applicable restriction(s) depends on the Employee's job function as follows:

All Employees and their Family Members are subject to:

- Insider Trading Prohibition;

- Thirty -Day Holding Period Restriction;

- Short Sale Prohibition;

- Futures and Options Prohibition;

- Pre-Clearance Requirements; and

- Securities Reporting (unless Exempt From Reporting as set forth in Section 6)

In addition to the above, all BRM and Analytical Group Employees, and their Family Members, are subject to:

- Group Investment Restrictions

4.1. Insider Trading Prohibition

Transacting in any security while in possession of MNPI (i.e., Insider Trading) or passing along such information to others who are not authorized to have it (i.e., Tipping) is illegal. Penalties for Insider Trading or Tipping can be severe. For example, the person who trades on MNPI, or who provides such information to others, may be subject to civil penalties, criminal fines and imprisonment. Additionally, the improper use

or disclosure of MNPI could result in significant reputational damage, legal liability or regulatory liability to Fitch Ratings.

Fitch Ratings strictly prohibits Insider Trading and Tipping. An Employee's failure to adhere to this requirement could result in dismissal from employment, in addition to their facing civil and criminal penalties.

4.2. Thirty Day Holding Period Restriction

Employees and their Family Members must hold Securities they purchase in any Account for at least 30 calendar days prior to selling the Security. The time frame is calculated on a last in, first out basis. After a Security has been sold, it may not be repurchased within 30 calendar days. This restriction does not apply to Securities transactions in Managed Accounts.

4.3. Short Sale Prohibition

Employees and their Family Members are prohibited from engaging in short selling strategies seeking to profit from downward price movements of Securities. Similarly, Employees and their Family Members are prohibited from selling Securities they have borrowed or that they do not own outright.

This prohibition does not apply to Securities transactions in Managed Accounts.

4.4. Futures and Options Prohibition

Employees and their Family Members are prohibited from engaging in futures and options trading, with the exception of buying protective puts. As protective puts are also subject to the 30-day holding period restriction described above, both the option expiration date as well as any sales to close or unwind some or all of the position, must be more than 30 calendar days after the initial purchase date of the put.

This prohibition does not apply to Securities transactions in Managed Accounts.

4.5. Group Investment Restrictions

BRM and AG Employees, and their Family Members, are subject to the Group Investment Restrictions applicable to the Employee's Group, which restrict Employees and their Family Members from investing in certain industries, issuers, fund types and Security types. Group Investment Restrictions apply whether or not Fitch Ratings assigns or maintains a rating in respect of a specific issuer or Security. These restrictions are published in the Annex to this Policy.

If a BRM or AG Employee's Group Investment Restrictions change as a result of a transfer to a different Group, the Employee and their Family Members remain subject to the previous Group Investment Restrictions for sixty (60) calendar days following the transfer, while also being subject to the Group Investment Restrictions, if any, applicable to the new Group.

AG Employee Group Investment Restrictions apply to Securities transactions in Managed Accounts. It is each AG Employees and their Family Members' responsibility to ensure investment advisors comply with such restrictions. However, BRM Group Investment Restrictions do not apply to Securities transactions in Managed Accounts.

Group Heads or their designees are responsible for establishing and maintaining their respective Group Investment Restrictions, and for promptly informing Compliance when changes are required.

4.6. Pre-Clearance

All BRM and AG Employees must obtain pre-clearance in the Compliance Monitoring System prior to the execution of a Reportable Securities transaction in their Accounts or their Family Members' Accounts. Approval will be valid for seven business days following the date of approval. FAM Employees must follow the FAM Trade Pre-Approval Request Procedure.

Transactions of Reportable Securities in Managed Accounts are not subject to pre-clearance.

Fitch Ratings' President, Chief Executive Officer, Chief Risk Officer, and Global Analytical Head must seek approval from the Fitch Ratings, Inc. Board of Directors prior to executing a Reportable Securities transaction.

5. DIVESTMENT AND RECUSAL REQUIREMENTS

5.1. Divestment Requirement

No Employee is permitted to perform Analytical Activities involving a Rated Entity or Security if he/she holds Securities related to the Rated Entity or Security. Employees and their Family Members who hold Securities that conflict with the Group Investment Restrictions must divest such Securities as soon as possible, but by no later than the timeframes below.

Reason Employee Holds Restricted Securities	Divestment Deadline
New Employee	Prior to the Employee's start date
Employee Transfer	15 calendar days after the Employee's transfer date
Securities Acquired Through a Gift, Inheritance, or Marriage	Immediately[2]

5.2. Recusal Requirement

It may be necessary in certain cases for an AG Employee to recuse themselves from performing Analytical Activities for a Rated Entity or Security. A recusal may be required if the AG Employee or their Family Members hold a Security not permitted by the applicable Group Investment Restrictions, until the Security can be divested. This may exist where:

- An Employee or their Family Member purchased the Security in contravention of the requirements of this Policy;

- An Employee or their Family Member holds Restricted Stock; or

- An Employee's Family Member is employed by an issuer of Securities, and has decided to invest in the Securities, or received Securities as compensation.

In addition, other potential conflicts may arise that would require recusal, such as where:

- An AG Employee has a close personal relationship with someone who holds a Key Management Position at an entity that operates in a sector prohibited under the AG Employee's Group Investment Restrictions;

- An AG Employee or their Family Member has an Outside Interest (as described in section 7.1 below) that creates a conflict of interest or the appearance of a conflict of interest with the Employee's work for or with Fitch Ratings

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[2] A temporary recusal must be filed if the Securities cannot be divested immediately.

The recusal will be applied to the relevant Rated Entity, the Ultimate Parent and all of its subsidiaries and affiliates. Instructions on how to add/remove recusals can be found in the Compliance Department pages on Fitch Xchange.

6. ACCOUNTS AND SECURITIES REPORTING

This Section sets for the requirements regarding the reporting of certain Accounts and Securities.

6.1. Reporting Obligations and Exemptions

Unless explicitly exempted in accordance with one of the three Exemptions set forth below, Employees must ensure that they and their Family Members disclose Reportable Accounts, Reportable Securities holdings and Reportable Securities transactions in the manner set forth below. Note that depending on the Employee's role, additional types of Securities transactions, Accounts or holdings may be Reportable. However, transactions and holdings in investments other than Securities, and the opening of Accounts that are prohibited by law from holding any type of Reportable Security (e.g., mutual-fund only-accounts, bank accounts that can only hold cash, etc.), are not subject to the disclosure, reporting and/or pre-clearance requirements of this Policy.

Exemption 1: Employees who by virtue of their role do not have routine access to electronic files and systems storing confidential ratings, or commercial or financial information are not subject to the Securities Reporting requirement. These roles include:

- Messengers, drivers, cleaning and cafeteria staff

- HR staff

- Front desk staff

- Facilities

- Temporary Workers, including interns, who do not conduct Analytical Activities, and who are working for less than six months

- Employees who work exclusively for non-ratings affiliates, but who are legally employed and paid by Fitch Ratings because the affiliate does not have a separate legal entity in the country in which the Employee works or resides

Exemption 2: Certain types of transactions in what would otherwise be considered Reportable Securities subject to the Reporting requirements are, depending on the nature of the transaction or the nature of the Account in which the Security is traded or held, exempt from the Securities Reporting requirement. In particular, Reporting is not required for the following types of Securities transactions:

- Changes in the number, nature or character of Securities previously Reported due to subsequent corporate actions (e.g.: stock splits, dividends, mergers and acquisitions, etc.);

- Securities transactions made in accordance with automatic investment plans, such as dividend reinvestments (provided that the initial investment in the Security and plan was Reported);

- Securities transactions in Blind Trusts; and

- Securities transactions in Managed Accounts belonging to non-AG Employees and their Family Members, provided that Compliance has reviewed the Account agreement and confirmed that the Account qualifies for treatment as a Managed Account.

Exemption 3 (EU Employees Only): Reporting of transactions, holdings or account statements is not required for the following otherwise Reportable Accounts, after written certification regarding Accounts status is provided to Compliance:

- Non-Active Brokerage Accounts of non-Analytical Employees and their Family Members, so long as the Account retains its Non-Active status; and

- Confidential Accounts belonging to Family Members of non-Analytical Employees, so long as the Account retains its Confidential Account status.

6.2. Reporting of Accounts

All Accounts belonging to Employees and their Family Members not otherwise exempt from the Reporting requirements must be reported by the Employee via the Compliance Monitoring System within 10 calendar days of establishing the Account. This requirement also applies to Managed Accounts, Blind Trust accounts, and Accounts those non-Analytical Employees in the EU designate as Confidential Accounts or Non-Active Brokerage Accounts.

6.3. Reporting of Securities Transactions and Accounts

6.3.1 Manual Reporting Requirements

Unless an exemption is available or the Account is held at an Efeed Broker, Employees must manually report all Reportable Securities transactions and other Securities holdings, and manually submit all Reportable Account statements, as set forth below. Employees who fail to submit required information or documents within the relevant timeframes will be subject to the disciplinary measures set forth below, which may include but is not limited to being required to move their Account(s) to an Efeed Broker if one is available.

- *Reportable Securities Transactions*. Securities transactions in Accounts belonging to Employees and their Family Members must be reported by the Employee manually uploading relevant documents to the Compliance Monitoring System within 10 calendar days of the trade date. This transaction reporting requirement does not apply to Reportable Securities transactions executed in Managed Accounts held by non-Analytical Employees or Confidential Accounts for non-Analytical Employees in the EU.

- *Reportable Account Statements*. Employees and their Family Members must submit to Compliance statements they receive during the quarter in respect of Reportable Accounts within 15 business days following the end of the calendar quarter. Statements may be submitted by email to compliance@fitchratings.com or uploaded to the Compliance Monitoring System.

- *Other Reportable Securities Holdings*. The acquisition of Securities by Employees or their Family Members through other means such as by gift, inheritance, marriage, compensation payment (e.g., stock options or Restricted Stock), etc., must be reported by the Employee manually via the Compliance Monitoring System within 10 calendar days of learning of the holding.

6.3.2 Electronic Reporting Requirements

Fitch Ratings has arranged to receive automated electronic reporting of Securities holdings and transactions from a number of Efeed Brokers as discussed below. If Reportable Securities transactions are electronically reported to Fitch Ratings through an Efeed Account, the Employee is not required to manually report them via the Compliance Monitoring System. A list of Efeed Brokers and instructions on how to link Accounts to electronic feeds is available from Compliance.

6.4. Efeed Broker Requirement (US)

Fitch Ratings Employees and their Family Members, regardless of location, with Accounts in the United States are required to maintain their Accounts at an Efeed Broker, unless the Account has been grandfathered[3] in or one of the below exceptions applies. New Fitch Ratings Employees subject to this provision must transfer all non-Efeed account holdings to an approved Efeed Broker within 60 days of notification.

Employees are exempt from the Efeed Broker requirement in the following cases:

– Where an Employee's Family Member works at a brokerage firm that does not provide Fitch Ratings with an electronic feed, but requires its employees to maintain their Accounts at that firm;

– Where an Employee or their Family Member holds a Security that cannot be legally sold or transferred to an Efeed Broker; and

– Accounts owned by an Employee or their Family Member set up for employee stock option plans that are limited to transactions in the sponsoring company's stock.

7. OUTSIDE INTERESTS AND EXTERNAL RELATIONSHIPS

Employees are prohibited from holding any position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that operates in a sector that is covered by the Employee's group, or that otherwise presents a conflict of interest in respect of their position of employment at Fitch Ratings.

7.1. Employee Outside Interests

Employees are required to obtain approval from their Global Group Head (or, for non-AG Employees, other global management) and notify Compliance prior to engaging in any type of "Outside Interest" as described below:

- A position as a partner, officer, director, trustee, board member, or controlling stakeholder of any Rated Entity or Ratings Eligible Entity that the Employee is not outright prohibited from serving;

- A position as an officer or board member of a trade or professional organization or association;

- A position as an officer, board member or trustee of an educational institution;

- An elected or appointed government office; or

- Any position serving a government, public agency, authority, commission, regulatory body, or self-regulatory organization.

These requirements apply to both for-profit and non-profit organizations. Employees seeking approval to engage in an Outside Interest must submit their request for approval via the Compliance Monitoring System, prior to their beginning to engage in the Outside Interest.

7.2. External Relationships

3 Accounts that are maintained in the United States and belong to Employees and their Family Members are not subject to the Efeed requirement if, prior to February 7, 2011 the Account was opened and the employee worked at Fitch Ratings. However, the employee will be required to close or transfer the Account if reporting requirements are not fulfilled or the employee violates Fitch Policy.

An Analytical Employee must immediately notify his/her Managing Director and Compliance if he/she has a close personal relationship with someone who holds a Key Management Position at a Rated Entity or Ratings Eligible Entity that operates in any sector that is covered by the Analytical Employee's group. Similarly, an Analytical Employee in the International Public Finance, US Public Finance, or Sovereigns Groups must notify his/her Managing Director and Compliance if he/she has a close personal relationship with someone who holds an elected or appointed government office.

If the Analytical Employee has a close personal relationship with someone who holds a Key Management Position at Rated Entity or Ratings Eligible Entity that operates in any sector covered by the Analytical Employee's group, the Analytical Employee will be required to file a recusal.

7.3. Outside Employment and Consulting Policy

In addition to the Outside Interest requirements set forth in this policy, Employees are directed to Fitch Ratings' separate Human Resources' Outside Employment and Consulting Policy. That Policy contains additional prohibitions and requirements relating to outside activities.

8. GIFTS POLICY

All Employees, regardless of job function, are prohibited from soliciting or accepting Gifts in connection with work performed at Fitch Ratings, other than as set forth in the below chart.

While Analytical Group Employees are also prohibited from extending gifts in connection with their work at Fitch Ratings, BRM and non-Analytical Group Employees may extend Gifts that are appropriate and reasonable given the circumstances.

Action	Analytical Employees	BRM and Non-Analytical Employees
Solicit or accept a Gift	Not Permitted	Not Permitted
Extend a Gift	Not Permitted	Permitted
Accept nominal items during a business meeting not exceeding $25 (pens, notebooks, branded "trinkets")	Permitted	Permitted

Any exception to this requirement must be granted in advance by Compliance.

8.1. Protocol to be followed when a Gift is received

When a Gift is received:

- The Gift must be returned, donated or destroyed;

- The Employee must send a letter to the donor that explains Fitch Ratings' restriction against accepting Gifts and requests no Gifts be proffered in the future; and;

- The Employee must disclose the Gift and upload a copy of the letter to the Compliance Monitoring System.

9. BUSINESS EVENTS AND BUSINESS ENTERTAINMENT POLICY

9.1. Business Events

When participating in Business Events, Employees are required to maintain a clear separation of analytical and commercial activity, and adhere to the requirements set forth in *Bulletin 4: Segregation of Commercial & Analytical Activities.* Additional considerations and restrictions applicable to AG Employees are set forth below.

9.1.1 AG Employees may attend or present at Business Events, provided they remain aware of, and appropriately manage, perception issues that may arise from attendance at these events.

9.1.2 Furthermore, Business Event expenses incurred by AG Employees must be paid for by Fitch Ratings and must conform to Fitch Ratings' expense reimbursement policy. However:

- An entity may only pay for an AG Employee's travel or lodging expense when attending a Business Event if it is related to an activity necessary to conduct Fitch Ratings' business, and if payment of that expense has been incorporated into the commercial agreement between the entity and Fitch Ratings;

- A conference sponsor may pay for an AG Employee's attendance fee only if he or she is a speaker or panellist; and

- AG Employees are permitted to accept supplies, food, and beverage during a Business Event only if the value of such items does not exceed $25, or the equivalent in other currencies.

9.1.3 With the prior approval of their Regional Group Head, AG Employees may invite employee(s) of a Rated Entity, its affiliates, or investors to be their guest at appropriate Business Events.

9.1.4 An AG Employee may attend a reception at a Business Event, if the reception is open to all conference attendees without charge.

9.2. Business Entertainment

Business Entertainment must:

9.2.1 Be reasonable, customary and not overly frequent;

9.2.2 Include both Fitch Ratings Employees and those of the entity extending or sponsoring the Entertainment (otherwise it is deemed a Gift); and

9.2.3 Not lead to an influence in ratings or any decision to purchase goods or services from a supplier, or create the perception that such influence may exist.

Business Entertainment that is extravagant, prohibited by law or known to violate an external party's policy is prohibited under this Policy. Details as to the restrictions on Business Entertainment are set forth on the below chart:

Action	Analytical Employees	BRM and Non-Analytical Employees
Attend a Business Event paid by Fitch Ratings	Permitted	Permitted
Attend a Business Event paid by a third party	Not Permitted	Permitted
Extend Business Event	Permitted	Permitted

Attend Business Entertainment	Fitch Sponsored Only*	Permitted
Extend Business Entertainment	Not Permitted**	Permitted
Accept supplies and food/beverage during a business meeting (not exceeding $25)	Permitted	Permitted

*AG Employees must excuse themselves from any fee-related or commercial discussion while BRM employees must exclude themselves from any analytical discussion.

** Analytical Group Employees who are members of the Fitch Ratings Executive Committee are permitted to extend Business Entertainment.

10. EXCEPTIONS TO POLICY REQUIREMENTS

Under limited circumstances, exceptions to specific requirements of this Policy may be granted. The Bulletin 13 Exceptions Committee will approve any exception not expressly contemplated in this Policy. To request an exception, the Employee and his/her Managing Director must submit a request on the Compliance Monitoring System.

11. NON-COMPLIANCE

Failure to comply with this Policy may lead to disciplinary action, up to and including dismissal from employment. In addition, with respect to certain Policy requirements (e.g., the prohibitions on Insider Trading), the Employee may be subject to personal civil and criminal liability.

In the event of a conflict of interest that arises through a violation of this Policy, the Global or Regional Group Head, in consultation with Compliance, must determine whether there is a possibility that the objectivity of a rating was impacted and whether there are grounds for withdrawing the rating. In cases where it is possible that the objectivity of a rating was impacted, the rating must be reviewed by a rating committee.

As may be required by law, Fitch Ratings will as soon as practicable disclose any case where a rating was potentially impacted by a conflict of interest, and indicate whether there was an actual impact to the rating.

If a violation involves a Security purchased by an Employee while in possession of Material Non-Public Information, the Employee in violation must not sell the Security until he/she is no longer in possession of Material Non-Public Information, typically after the rating action or other relevant event occurs and is published.

12. QUESTIONS

If you have any questions about this Policy, please contact Compliance by email at compliance@fitchratings.com or by telephone on the Compliance Hotlines 1.212.908.0873 (US and LatAm) or 44.203.590.1917 (EMEA and APAC).

Owner:	Jeff Horvath, Compliance
Effective Date:	01 Feb 2018
Version:	22
Supplements:	Fitch Ratings Bulletin 13 - Annexes

Rating Solicitation and Participation Disclosure Policy

Executive Summary	
Objective:	To set forth the disclosure requirements regarding solicitation status, and issuer participation in the rating process.
Application:	All Fitch Ratings employees globally.
Purpose:	To ensure that Fitch Ratings appropriately discloses solicitation status and issuer participation.

Fitch Ratings believes that investors benefit from increased rating coverage by Fitch Ratings, and its credit rating affiliates, whether or not such ratings are requested by, or on behalf of, issuers; requested by, or on behalf of, issuers but subsequently maintained by Fitch at its initiative; requested by investors; or initiated and freely provided by Fitch. Fitch uses the same criteria and committee procedures for solicited and unsolicited ratings, and for ratings requested by issuers, investors, or any other parties, or if the rating was initiated and freely provided by Fitch. In some cases, ratings may include situations where the issuer chooses not to participate in the rating process. For any rating that Fitch assigns or maintains, irrespective of the participation status, Fitch believes that it has sufficient information to rate the issuer or transaction.

1. Purpose

This policy defines Fitch's disclosure requirements for:

- The solicitation status of all public ratings; and
- Situations where issuers have not participated in the rating process.

For purposes of this policy, Issuer refers to an issuer, a Fitch rated entity or a transaction.

2. Definitions[1]

Fitch defines **solicitation status*** in terms of whether a rating is: (i) assigned or maintained at the request of the rated entity/Issuer or a related third party[2], (ii) assigned or maintained at the request of a person other than the rated entity/Issuer or related third party or (iii) assigned or maintained by Fitch on its own initiative without compensation.

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[1] Note that these definitions do not change the requirement imposed by US securities law for Fitch to specify, in each RIDF, whether the rating was: (i) paid for by the obligor being rated or the issuer underwriter, depositor, or sponsor of the security or money market instrument being rated; (ii) paid for by a person other than the obligor being rated or the issuer, underwriter, depositor, or sponsor of the security or money market instrument being rated; or (iii) uncompensated.

[2] As used in this section, **"related third party"** means (i) with respect to an entity, any other entity who holds, directly or indirectly, a 20% or more equity interest in the first entity or who is otherwise, directly or indirectly linked to it by control and (ii) with respect to any security that is part of a structured finance transaction, a sponsor, seller or seller/servicer, originator, underwriter or arranger with respect to that security. This term is relevant only with respect to ratings assigned by a Fitch CRA registered in the EU (and any branch of that CRA).

Solicited ratings are defined as ratings assigned or maintained at the request of the rated entity/Issuer or a related third party.

Unsolicited ratings are defined as ratings (i) assigned or maintained at the request of a person other than the rated entity/Issuer or a related third party, (ii) assigned or maintained by Fitch at its own initiative and without compensation and (iii) initially assigned at the request of a person other than the rated entity/Issuer or a related third party, or that were at one time Solicited, but subsequently maintained by Fitch at its initiative and without compensation.

Fitch defines **Issuer participation** as follows:

With respect to Corporate Finance and Public Finance ratings: Where either of the following have occurred in the current analytical cycle and, in any case, within the 12 months preceding the date of the most recent rating action or research update:

- Issuer management engagement in substantive discussion of the primary topics driving the ratings.
- Issuer provision of internal forecasts, risk management data or other non-public disclosure considered as part of the rating process.

With respect to Structured Finance ratings: Where the originators, Issuers, placement agents or other parties to the structured finance debt issuance have engaged in discussions regarding the underlying collateral or the origination processes used to originate or monitor that collateral.

3. Policy

3.1 Disclosure of Solicitation Status of Ratings

Fitch will disclose the solicitation status of the rating i) via a link in every Rating Action Commentary (RAC) in which it assigns a rating, or takes any rating action with respect to a specific Issuer, ii) in all Issuer specific research, and iii) on the Issuer/issue summary page of the Fitch Ratings website.

3.2 Disclosure of Non-Participative Ratings

Fitch will disclose all cases where an Issuer has not participated in the rating process i) in every RAC in which it assigns a rating, or takes any rating action with respect to a specific Issuer, and ii) in all Issuer specific research.

3.3 Additional Disclosures Relating to EU Ratings

For ratings with a primary analyst based in an EU-registered entity or a branch of an EU registered entity (i.e. Moscow and Dubai), Fitch will additionally i) include within every RAC in which it assigns a rating, or takes a rating action with respect to a specific

Issuer, a color coded indication that identifies ratings that are both unsolicited and have no issuer participation, and ii) apply a similar color-coding to the current ratings provided in the Issuer/issue summary page of the Fitch Ratings website.

3.4 Additional Disclosures

Fitch will make any additional disclosures as required by any relevant regulatory body.

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* Fitch's definition of solicitation status was amended on July 29, 2017, based on the European Securities and Markets Authority's (ESMA) "Questions and Answers - Implementation of the Regulation (EU) No 462/2013 on Credit Rating Agencies" dated December 16, 2015, which provided clarity on the requirements and practice in the application of the CRA Regulation and in particular, the CRA 3 Regulation (Regulation (EU) No 462/2013 of 21 May 2013).

Rating Solicitation and Participation Disclosure Policy

Bulletin Owner:	Mark Oline, MD - Business Relationship Management
Bulletin Writer:	Darryl Osojnak, MD – Business Relationship Management
Bulletin Applies to:	Business and Relationship Management Staff and all Global Analytical Groups
Bulletin Reviewers:	Trevor Pitman, MD Global Compliance Group
	Susan Launi, Assistant General Counsel
	David Wharrier, MD Business Relationship Management
	Deborah Seife, MD Global Operations Management
Bulletin Approvers:	Eileen Fahey, Group Chief Risk Officer
	Charles Brown, General Counsel
	Ian Linnell, President
Effective Date:	July 29, 2017
Bulletin	#14

EXECUTIVE SUMMARY

Objective: To establish requirements for handling and resolving Complaints received by Fitch Ratings in accordance with applicable laws, rules and regulations

Application: All Fitch Ratings Employees

Replaces: Bulletin 25: *Complaint Handling* (Version 9.0, 12 September 2016)

1. OVERVIEW

Certain laws, rules and regulations outline the manner in which Fitch Ratings must handle and resolve Complaints it receives from Rated Entities, market participants or members of the public.

This Bulletin outlines the requirements for Fitch Ratings employees involved in handling, resolving and documenting the resolution of Complaints.

2. DEFINITIONS

"Analytical Product" shall have the meaning as set forth in Bulletin 7: *Analytical Products – Defined: Ratings, Assessments, Opinions and Scores.*

"Complaint" means an expression of dissatisfaction communicated to Fitch Ratings or any of its employees either verbally or in writing by a Rated Entity, market participant or a member of the public regarding:[1]

- **"Analytical Matters"**, which are issues relating primarily to a perceived failure by Fitch Ratings in the course of its initiating, determining, maintaining, monitoring, changing, publishing or withdrawing an Analytical Product, criteria or other analytical publication; or

- **"Conduct Matters"**, which are issues relating primarily to a perceived breach of applicable laws, rules, regulations, or to Fitch Ratings' Code of Conduct & Ethics or other internal policies or procedures, but which do not specifically relate to Analytical Matters.

The following are not considered Complaints and as such fall outside the scope of this Policy:

- Matters that do not arise from communications from a Rated Entity, market participant or member of the public (e.g., Internal Incidents raised by Fitch Ratings employees);

- Matters that do not fall within the scope of either Analytical Matters or Conduct Matters, or which do not identify a specific failure or breach by Fitch Ratings;

- Matters that are being addressed as part of the external appeal process as discussed below;

- Good faith commercial disputes including disputes over payment of fees, that do not involve Analytical Matters or Conduct Matters; and

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[1] Criticisms of Fitch Ratings or its Analytical Products made in a public forum or in a form of public media but not specifically directed or communicated to Fitch Ratings or its employees would not be considered a Complaint. However, communications sent to both Fitch Ratings or its employees together with or in addition to other unaffiliated recipients, may depending on the type or nature of the communication be considered a Complaint against Fitch Ratings.

- Depending on the facts and circumstances, the identification of minor, correctable typos or similar types of errors in a press release, commentary or other publication.

"Complaint Log" means the database used by Fitch Ratings to record Complaints. The Complaints Log is divided into:

- The "Main Log", which is used to record Complaints received by members of the Analytical Group;

- The "BRM Log", which is used to record Complaints received by Business Relationship Management ("BRM") employees; and

- The "Confidential Log", which is used by the Compliance and Legal to record or maintain Complaints involving more sensitive or confidential matters.

"Complainant" means the Rated Entity, market participant or member of the public who makes a Complaint to Fitch Ratings.

"Internal Incidents" mean potential violations of laws, rules, regulations, policies, procedures or other standards of conduct identified or raised by an employee of Fitch Ratings, as opposed to being identified by an external party. Internal Incidents are not "Complaints" subject to this Policy, and are to be separately addressed by the relevant line of business in conjunction with the relevant support or control function (e.g., the Compliance Department ("Compliance"), the Legal Department ("Legal"), Human Resources, etc.), in accordance with those functions' standard operating practices.[2]

"Rated Entity" means an issuer or obligor in respect of which Fitch Ratings has assigned, or expects to assign, an Analytical Product.

"Responsible MD" means the Fitch Ratings Managing Director, or their equivalent[3], who is ultimately responsible for managing the Fitch Ratings employee who received the Complaint from the Complainant.

3. COMPLAINT HANDLING

Unless otherwise prescribed by this Bulletin, the following general requirements apply to the handling of Complaints:

3.1. Reporting Complaints

Any Fitch Ratings employee who receives a communication from an external party that may constitute a "Complaint", shall promptly refer it to the Responsible MD.

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[2] Fitch Ratings strongly encourages employees to report matters that involve a potential breach of the Code of Conduct & Ethics or applicable laws, rules, regulations or policies, directly to the Chief Compliance Officer or his or her designee. Employees may also report matters anonymously through a third party-managed hotline (the "Ethics Hotline"). Employees also have the right to report suspected violations of federal law or regulation directly to any governmental agency or entity. Employees are reminded that they do not need the prior authorization of Fitch Ratings and are not required to notify Fitch Ratings that they have made any report or disclosure to a governmental agency or entity. Further guidance as to reporting and handling Internal Incidents, including information on the Ethics Hotline, is available on FX under the "Reportable Events" tab.

[3] In some Groups or Departments, MD and SD titles are not used. In those situations, the employee should report the Complaint to the most senior member of that Group or Department. Further, in certain countries the most senior person may be a Senior Director ("SD"). In that situation, employees may report Complaints to the SD rather than an MD located in a different country. In either of these cases, and provided that the more senior employee to whom the Complaint was reported has received the appropriate internal IT permissions to access to the Complaint Log, that individual shall perform the responsibilities allocated to the Responsible MD pursuant to this Policy.

- The Responsible MD shall assess whether the communication meets the definition of a Complaint. If so, the Responsible MD must promptly log the Complaint into the relevant Complaint Log as set forth below, and work with the relevant support or control functions to investigate and resolve the Complaint.

- The Responsible MD should also consider whether, from a relationship perspective, it would be appropriate to notify the relevant BRM Managing Director covering any Rated Entity associated with the subject of the Complaint.

- For Complaints that are Analytical Matters relating to a national scale rating, the Responsible MD must also notify the Head of Fitch Ratings in the relevant country.

In addition, as the primary point of contact with market participants and the public, BRM may receive Complaints that are not directly attributable to actions or omissions by BRM employees. In such cases, BRM shall consult with the Credit Policy Group ("CPG") (for Complaints involving Analytical Matters) or Compliance (for Complaints involving Conduct Matters) for guidance as to which Group and MD should be responsible for the review and handling of the Complaint, and as to the manner in which the Complaint should be logged.

3.2. Verbal Complaints

Any Fitch Ratings employee receiving a verbal Complaint should encourage the Complainant to provide a written description of the basis for the Complaint, so that the details of the Complaint are clear and complete. However, the Complaint handling process must proceed even if the Complainant declines to provide a written summary.

3.3. External Appeals by Rated Entities

Issues or concerns raised by a Rated Entity during the rating process and that pertain to a failure or breach by Fitch Ratings in initiating, determining, maintaining, monitoring, changing, or withdrawing an Analytical Product (but which do not involve an alleged violation of Fitch Ratings' Code of Conduct & Ethics or other laws, rules, regulations or internal policies), should initially be addressed through the external appeal process as described in Bulletin 2: *The Rating Process Manual* ("RPM").

If subsequent to the completion of the external appeal process the Rated Entity continues to assert that Fitch Ratings committed a failure or breach in respect of an Analytical Product, the Responsible MD must discuss with CPG and Compliance whether to treat the matter as a Complaint subject to this Policy and/or to take other more immediate steps with respect to the Analytical Product in question.

3.4. Confidentiality of Complaints

Fitch Ratings will strive to meet any request concerning confidentiality as to the source of a Complaint, if requested. Accordingly, in the event the Complainant requests anonymity, the Responsible MD must immediately refer it to Fitch Ratings' Chief Compliance Officer ("CCO") or designee, who will handle the matter in accordance with Compliance's standard operating practices in such circumstances.

3.5. Responding to Complainants

Fitch Ratings will seek to provide to the Complainant within 30 days of receiving the Complaint, notice that the Complaint is under review. In addition, Fitch Ratings will strive to resolve the Complaint including providing a written response to the Complainant, within 60 days of initial receipt of the Complaint. However, it is recognized that depending on the complexity of the Complaint and other relevant facts and circumstances:

- Resolution of the Complaint within these time frames may not be possible; and/or

- Fitch Ratings may determine not to provide a written response to the Complainant

4. RESPONSIBILITY FOR COMPLAINT RESOLUTION

Employees and their managers may not individually or unilaterally investigate or resolve Complaints. Rather, they must promptly engage with the relevant support or control function (e.g., the Credit Policy Group, Compliance, Human Resources or Legal) as set discussed below.

4.1. Credit Policy Group

CPG will be responsible for managing the resolution of Complaints primarily involving Analytical Matters (*see* Appendix A). CPG will consult with Compliance should the Complaint also involve Conduct Matters.

4.2. Compliance Department

Compliance will be responsible for managing the resolution of Complaints primarily involving Conduct Matters. Compliance will consult with CPG should the Complaint also involve Analytical Matters.

In addition, Compliance will as needed advise employees as to whether a particular communication constitutes a Complaint, and the appropriate manner to identify, log, handle, resolve and document Complaints.

4.3. Legal Department

CPG and Compliance will promptly consult Legal if a Complaint involves an alleged violation of a law, rule or regulation, and will agree which function should be primarily responsible for handling the Complaint going forward.

In addition, other than standard form letters or notices that a Complaint has been received and is being reviewed and/or has been resolved, Legal must review all written responses to the Complainant prior to Fitch Ratings sending the response.

4.4. Human Resources

CPG, Compliance and Legal will promptly consult with Human Resources if a Complaint also involves employment-related or personnel matters, and will agree which function should be primarily responsible for handling the Complaint going forward.

5. DOCUMENTATION REQUIRMENTS

5.1. Complaint Logging

The Responsible MD must promptly log all Complaints in the appropriate Complaints Log, completing all required fields and uploading all written communications received from the Complainant.

For verbal Complaints, the Responsible MD is also required to enter a comprehensive summary of the details of the Complaint into the appropriate field in the Complaints Log.

5.2. Completeness of Complaints Log

The Responsible MD, together with CPG (for Analytical Matters) or Compliance (for Conduct Matters) or Legal or Human Resources (for Complaints referred to one of those functions for handling and resolution), shall ensure that all material information and documentation relating to the handling and resolution of the Complaint, such as any final review or investigation reports or memos, documentation received from the Complainant, correspondence to and from the Complainant, and a description as to the final resolution of the Complaint, is saved in the Complaint Log.

5.3. Workpapers & Other Materials

In addition to the information required to be maintained in the Complaints Log, the group/function responsible for handling and resolving the Complaint should maintain any other relevant internal workpapers, drafts, analyses or supporting materials either in a secure location outside the Complaints Log, or in a manner such that they can otherwise easily be retrieved or reproduced as needed.

6. QUESTIONS

Questions regarding this Policy, including whether a particular communication constitutes a Complaint, should be directed to Compliance at reporting@fitchratings.com.

Owner:	Jeff Horvath, Compliance Department
Effective Date:	16 October 2017
Version:	10.1
Supplements:	Bulletin 1: *Code of Conduct & Ethics*
	Bulletin 2: *The Rating Process Manual*
	Bulletin 7: *Analytical Products – Defined: Ratings, Assessments, Opinions and Scores*

APPENDIX A

ANALYTICAL MATTERS – CRITERIA, MODELS & ANALYTICAL PERFORMANCE

The following additional requirements pertain to certain Complaints related to Analytical Matters, and shall be implemented by CPG in connection with their handling and resolution of Complaints:

1. Complaints related to the misapplication of criteria, models (including Complaints related to assumptions), or the analytical performance of an analyst must be immediately referred by the relevant MD to the applicable Regional Credit Officer ("RCO") for review.

2. Upon receipt of the Complaint, the RCO must promptly acknowledge receipt to the Complainant via email.

3. The RCO will promptly review the matter in consultation with the Chief Credit Officer and the relevant Analytical Global Group Head ("GGH") responsible for the area, speak to and coordinate with all relevant parties, and take any actions deemed appropriate

4. Typically within 30 days of receipt, the RCO will prepare a written summary of the review (in letter form to the Complainant) for review by Legal, detailing the following:

   – How the review was conducted, and the conclusions reached, and

   – Any recommendations for remedial action.

5. Legal will review the contents of the letter, and once completed the RCO will send a copy of the letter to the Complainant, the appropriate GGH, the Chief Credit Officer and the CCO.

6. The relevant GGH, or a designee that may have been appointed by the GGH for this purpose, shall promptly acknowledge receipt of the final report by email, and include a response to the RCO's report conclusions either agreeing to the remedial action or proposing an alternative and providing a timeline for completion of any remedial action in the report. If no remedial action is required then no communication from the GGH is necessary.

7. Any dispute between recommended actions by the RCO and those proposed by the GGH will be discussed and final action agreed amongst the RCO, GGH (or the Global Analytical Head if appropriate), Chief Credit Officer, and CCO, which may include referral of information to the relevant rating group so that it may consider any possible rating implications. If the assignment of a new rating appears likely, issuance of a Rating Watch may be appropriate pending completion of the full ratings assessment.

8. The GGH shall confirm in writing to the RCO and CCO when the remedial actions, if any, are fully implemented. The RCO will attach the final confirmation to the Complaint Log.

9. If the RCO determines the Complaint is not valid or no action is necessary, an explanation will be noted in the Complaint Log.

10. The RCO will, as appropriate, communicate the manner in which the Complaint was resolved promptly after completing the review.

EXECUTIVE SUMMARY

Objective: To establish requirements and standards for compliance with the regulatory prohibition on providing advice to Rated Entities and Related Third Parties

Application: Fitch Ratings, Inc. and each of its credit rating affiliates operating under the "Fitch Ratings" trade name (collectively, "Fitch Ratings")

Replaces: Bulletin 27: *Restrictions on Advising Issuers and Others* (Version 2.0, 16 August 2010)

1. OVERVIEW

Fitch Ratings is dedicated to maintaining objectivity, independence, integrity and transparency in the rating process. Consistent with these principles and applicable law, Fitch Ratings does not provide advisory or consulting services to any Rated Entity or Related Third Party.

In furtherance of this goal, this Policy specifically addresses the restriction on Fitch Ratings, Fitch Ratings Representatives and Fitch Affiliates, providing such Advice.

2. DEFINITIONS

"Advice" means the provision of advisory or consulting services or the making of proposals or recommendations, on a formal or informal basis.

"Credit Rating" shall have the meaning as is set forth in Bulletin 7: *Analytical Products – Defined: Ratings, Assessments, Opinions and Scores*.

"EU Fitch Ratings" means Fitch Ratings Ltd and its affiliates registered as credit rating agencies in the EU and its and their branches (wherever located) (each an "EU Fitch Ratings CRA").

"EU" means the European Union.

"Fitch Affiliates" means (i) with respect to EU Fitch Ratings, any person or entity (A) holding, directly or indirectly, at least 5% of either the capital or the voting rights of EU Fitch Ratings, or (B) being otherwise in a position to exercise significant influence on the business activities of EU Fitch Ratings, or (ii) with respect to any of Fitch Ratings' credit rating affiliates (a "Fitch Ratings CRA"), any person or entity directly or indirectly controlling, controlled by, or under common control with that Fitch Ratings CRA.

"Fitch Ratings Representatives" means the officers, directors, and employees of Fitch Ratings and other persons performing similar functions for or on behalf of Fitch Ratings.

"Rated Entity" means an issuer or obligor in respect of which Fitch Ratings has assigned, or expects to assign, a Credit Rating.

"Related Third Party" means (i) with respect to a Rated Entity for which an EU Fitch Ratings CRA has assigned, or expects to assign, a Credit Rating, any other entity who holds, directly or indirectly, a 20% or more equity interest in such Rated Entity or who is otherwise, directly or indirectly linked to it by control and (ii) with respect to any Security for which a Fitch Ratings CRA has assigned, or expects to assign, a Credit Rating, the obligor, issuer, sponsor, servicer, originator, underwriter or arranger with respect to that Security.

"Security(ies)" means any note, stock, treasury stock, security future, security-based swap or derivative, bond, debenture, evidence of indebtedness, certificate of interest or participation, money market instrument, units in collective investment undertakings, or other type of financial instrument representing a tradable asset.

3. RESTRICTIONS ON PROVIDING ADVICE

3.1. Prohibited Advice

Fitch Ratings, Fitch Ratings Representatives and Fitch Affiliates shall not provide Advice to a Rated Entity or Related Third Party with respect to:

- The corporate or legal structure of the Rated Entity or a Security;

- The assets or liabilities of the Rated Entity or a Security;

- The business operations, investment plans, lines of financing, business combinations or other activities of the Rated Entity; or

- With respect to structured finance Securities, the design (structure, enhancement levels, cash flow waterfall, etc.) of such a Security.

3.2. Examples of Permissible Communications

The types of information, communications or services listed below, provided they are appropriately delivered, do not constitute prohibited Advice. Other types of information, communications or services may be similarly permissible when appropriately delivered:

- Explaining rating criteria, and the bases, assumptions and rationales behind rating decisions;

- Providing information about the output of expected loss and cash flow models with respect to structured finance Securities (so long as the information is delivered in a manner that is not perceived as Fitch Ratings providing Advice about the credit enhancement or structure of the transaction);

- Directing inquiring parties to criteria reports and special reports for more information about rating methodologies;

- Responding to requests for rating confirmations upon changes to the terms of a Security;

- Explaining or listing of key drivers of ratings or credit enhancement or how different characteristics may have driven results;

- Describing or explaining characteristics of rating peer groups;

- Explaining possible triggers for upgrades or downgrades of ratings or credit assessments or other credit opinions provided by Fitch Ratings; and

- Conducting Rating Assessment Services in a manner consistent with relevant internal policies or procedures.

4. IDENTIFICATION AND HANDLING OF POLICY VIOLATIONS

Potential violations of this Policy shall be handled in accordance with the below.

4.1. Reporting Potential Violations

Fitch Ratings Representatives are required promptly to report suspected violations of this Policy to the Compliance Department.

4.2. Assessing Potential Violations

Upon identification or notification of a perceived violation of this Policy, Compliance, Credit Policy Group, Legal and a senior member of the relevant Analytical Group shall assess and make a determination whether the communication(s) in question constituted prohibited Advice.

During the assessment process and until further notice, the individual(s) responsible for providing the potentially prohibited Advice shall cease all further activities with respect to the Rated Entity and/or the Securities.

4.3. Remediating Violations

In addition to any other investigatory, remedial or disciplinary actions that Fitch Ratings may take, if the above-mentioned assessment concludes that Fitch Ratings, a Fitch Ratings Representative or a Fitch Affiliate provided prohibited Advice:

- *For Existing Credit Ratings:* The Chief Credit Officer or their designee, together with a committee consisting of other senior analysts who were not involved in providing the prohibited Advice and who satisfy the quorum and other requirements in Bulletin 2: *The Rating Process Manual*, will promptly convene a rating committee to analyze any Credit Ratings previously assigned to the Rated Entit(ies) or Securit(ies) potentially impacted by the prohibited Advice. In such cases, the committee shall take action on each potentially impacted Credit Rating, which may include the withdrawal or affirmation of the Credit Rating(s); and

- *For New (Unassigned) Credit Ratings:* Compliance, Credit Policy Group and Legal will, in consultation with relevant senior members of the commercial and/or analytical groups, determine whether it would be appropriate under the circumstances for Fitch Ratings to assign a Credit Rating.

4.4. Disclosure or Notice of Violations

Any Rating Action Commentary for Credit Ratings assigned by a committee convened pursuant to this Policy shall include a statement that the rating action was the result of an assessment conducted under this Policy.

Credit Policy Group, in consultation with Legal and Compliance, may also determine it appropriate under the circumstances to require additional disclosures or notifications to third parties including the person(s) or entity(ies) who engaged Fitch Ratings to provide the Credit Rating.

5. QUESTIONS

Questions regarding this Policy, including whether particular types of information, communications or services are permissible, should be directed to the Compliance Department at reporting@fitchratings.com.

Owner:	Jeff Horvath, Compliance Department
Effective Date:	18 September 2017
Version:	3.0
Supplements:	Bulletin 2: *The Rating Process Manual*
	Bulletin 7: *Analytical Products – Defined: Ratings, Assessments, Opinions and Scores*

Statement on "Definition of Ancillary Business"

Executive Summary

Objective: To define "Ancillary Business" and Fitch's RAC disclosure requirement

Application: Global Analytical Staff & Global Business Relationship Management

Purpose: To ensure that all instances where a European Union based division within the Fitch group that provides an ancillary service to a Fitch rated entity or related entity are disclosed in RACs in accordance with applicable laws and regulations

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1.1. Statement

1.1.1   The term "ancillary business" with respect to Fitch Ratings ("Fitch") means any business other than the provision of independent analysis and rating opinions regarding a variety of risks in the financial markets. Over time, Fitch has developed, and will continue to develop, new rating scales, surveillance products, research products and other analytical services; however, these new scales, products and services will always reflect Fitch's independent risk analysis. Fitch's rating opinions — for example, credit ratings, rating assessments, scores and other relative measures of financial or operational strength — do not comment on the suitability of any particular type of investment or the appropriate level of risk for any user of these rating opinions. In preparing its rating opinions, Fitch is indifferent to the rating or assessment levels achieved and neither suggests nor cautions against individual "target" levels of rating or assessment. Consequently, Fitch does not provide advisory or consulting services to any entity; advisory or consulting services would constitute ancillary businesses.

1.1.2   Examples of Fitch's "core" business include, but are not limited to, the following: assignment and monitoring of public and private ratings, issuance of opinions other than in the form of a rating — for example, credit opinions and scores, issuance of expected ratings , indicative or initial ratings and rating assessments which provide corporate entities the opportunity to receive an indication of what impact a certain set of events would have upon their ratings or credit assessments (e.g., an acquisition or recapitalization); confirmation of existing ratings, based on a proposed action or inaction; in the context of structured finance transactions, provision of feedback to the transaction parties with respect to rating levels based on information provided by the transaction parties and their advisors; model development; dissemination of rating action commentaries, rating reports, research reports and other publications, including, inter alia, methodologies, models, newsletters, commentaries and industry studies; regular verbal and written dialogue with all market participants, including, inter alia, investors, intermediaries, regulators and the media; and organizing and participating in conferences, speaking engagements and educational seminars.

1.1.3   Any ancillary business within the Fitch group of companies is provided by separate companies outside the ratings group or by separate divisions, all of which are subject to Fitch's Firewall Policy and therefore do not present any conflicts of interest for the ratings group. If a separate division of a company within the ratings group that is located in the European Union provides any services to a rated entity or any related third party of such rated entity that are within the definition of "Ancillary Business" as determined pursuant to Regulation (EC) No. 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies, then Fitch discloses such ancillary services in the relevant rating action commentary for such rated entity.

Statement on "Definition of Ancillary Business"

Effective Date:	July 25 2017
Procedure Owner:	Mark Oline
Procedure Reviewers:	BRM
Procedure Approver:	Mark Oline
Version 3	

Bulletin 34: Rotation Policy

Executive Summary

Objective: To communicate Fitch Ratings' revised policy governing Analyst rotation

Application: Fitch Ratings Analytical Staff in the European Union, Japan and Mexico

Replaces: Bulletin 34: *Rotation Policy* (Version 12, December 15, 2015)

Effective Date: May 18 2017

1.0 Overview

Fitch Ratings ("Fitch") has established policies governing Analyst rotation designed to meet local regulatory requirements. This Bulletin sets forth those policies, replacing Version 12 of *Bulletin 34: Rotation Policy* (dated December 15, 2015). This revised version makes the following key changes, in addition to other clarifications throughout the document:

    (i)   Analytical management meetings are no longer subject to rotation requirements and, consequently, do not need to be tracked for purposes of this policy;

    (ii)   In the EU, the date on which the period of service by primary/secondary analysts commences (the Analytical Start Date), is the date a public Credit Rating is issued; and

    (iii)   In Mexico, the rotation requirements apply (a) to both National Scale Credit Ratings and to National Scale Non-Credit Ratings (but not to international scale ratings); and (b) for all Rated Entities domiciled in Mexico, regardless of the location of the Analyst.

Depending on the relevant country and type of rating, this policy applies to primary analysts, secondary analysts, committee chairs and/or voting members of committees in the European Union ("EU"), Japan and Mexico.

This policy does not apply to rating products other than Credit Ratings except, as noted, in respect of Mexico.

2.0 Definitions

Analysts are those individuals whose function involves performance of Credit Rating Activities or, for Mexico, determination and issuance of Non-Credit Rating products, and can include primary analysts, secondary analysts, committee chairs and persons who vote in committees.

Analytical Start Date is the date on which rating activities are deemed to commence, as follows:

- For primary and secondary Analysts, the Analytical Start Date is as follows:

    -    In the EU rotation starts (i) for newly assigned Credit Ratings, on the date the final rating is first issued and (ii) for existing Credit Ratings, the date on which analytical coverage changes as recorded in the relevant work system;

    -    In Mexico, the date a rating is issued and

- In Japan, the date the Analyst is initially assigned to cover a Rated Entity, as recorded in the relevant work system.

- For committee chairs and voting members of committees, the Analytical Start Date is the date on which (i) for newly assigned Credit Ratings, the final rating is first issued by the committee chaired or attended by the Analyst and (ii) for existing Credit Ratings, the committee chair or analytical attendance changes. The date of issuance of any indicative or preliminary rating is not relevant for determining Analytical Start Date.

Consecutively Participating Analyst is a term used exclusively for purposes of the Japanese rotation requirements. It pertains to Credit Ratings of insurance companies assigned or endorsed by FRJ. It is defined as a voting member who voted in all rating committees held during the prior financial year with respect to a particular Rated Entity, where the committee assigned new ratings, affirmed ratings, reviewed ratings (e.g., either affirmed, reviewed – no action, downgraded, upgraded) or withdrew ratings.[1] An Analyst who did not vote in all committees held with respect to the Rated Entity during the prior financial year is not considered a Consecutively Participating Analyst.

Credit Rating means a notch-specific view, using a published rating scale, fully considering all of the relevant information available to Fitch from public and non-public sources, including an appropriate review of legal and/or structural documentation. Ratings are typically monitored but may be point-in-time on a private basis. Monitored ratings may be either public or private with the categorization determined by public disclosure.

Credit Rating Activities includes data and information analysis and the evaluation, approval, and issuance and review of credit ratings, including acting as the chairperson of a Credit Rating committee. Credit Rating Activities do not include attendance at management meetings or participating as an observer (i.e., non-voting member) in a rating committee.

FRJ means Fitch Ratings Japan Limited.

Fitch Mexico means Fitch Mexico S.A. de C.V.

IPF means International Public Finance.

Non-Credit Ratings include notch-specific opinions using a public rating scale, which assess attributes other than or in addition to the credit-worthiness of a Rated Entity or its Securities (e.g., Fund Quality Ratings, Servicer Ratings, etc.).

Rated Entity is defined as a legal person whose creditworthiness is rated, whether or not it has solicited that rating and whether or not it has provided information for that rating. In Mexico, a Rated Entity is the legal person which has been assigned a Credit Rating or Non-Credit Rating by Fitch Mexico.

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[1] For purposes of determining a Consecutively Participating Analyst, does not include committees where a Rated Entity was placed on Rating Watch with no other rating action taken.

Rotation Party is the Rated Entity (and for Structured Finance, any other related third party[2]) around which Analysts must rotate, as follows:

- For Corporate Finance, Sovereigns and IPF, the Rotation Party is the issuer for which the Credit Rating has been assigned; or for Mexico, the legal person which has been assigned a Non-Credit Rating by Fitch Mexico.

- For Structured Finance, the Rotation Party is:

    - For EU and Mexico sole originator transactions, the originator of the transaction;

    - For EU and Mexico multi-originator transactions, the arranger or sponsor of the Special Purpose Vehicle ("SPV"); and

    - For all transactions where the primary Analyst is an employee of FRJ, a combination of the principal originator and arranger.

Rotation Period is the period of time that an Analyst is permitted to be involved in Credit Rating Activities with respect to a Rated Entity, or for Fitch Mexico Non-Credit Rating activities, before rotation is required. The Rotation Period commences at the Analytical Start Date and ends at the time period specified by the particular regulatory requirement for the particular type of Analyst or rating type.

3.0   EU Rotation Requirements

The EU rotation requirements apply only to international scale, public Credit Ratings, where the individual Analyst is located in the EU.[3]

3.1. Primary Analysts (All Ratings Groups)

Except as is set forth in Section 3.4, the Rotation Period for primary Analysts located in the EU is a four year period from the Analytical Start Date.

After completion of the Rotation Period, primary Analysts are not permitted to be involved in public Credit Rating Activities with respect to the relevant Rotation Party for a minimum of two consecutive years.

3.2. Secondary Analysts (All Sovereign/IPF Ratings and All Unsolicited Ratings)

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[2] The EU regulatory definition of a related third party is "the originator, arranger, sponsor, servicer or any other party that interacts with a credit rating agency on behalf of a rated entity, including any person directly or indirectly linked to that rated entity by control".

[3] Applies to committee chairs located in any Fitch CRA registered with ESMA (including any branches of these Fitch CRAs). Also applies to primary analysts and secondary analysts located in any Fitch CRA registered with ESMA that has 50 or more employees (given that all other Fitch CRAs registered with ESMA have received an exemption with respect to the requirement to rotate primary and secondary analysts), which is currently limited to the UK-domiciled Fitch Ratings Ltd. (including those persons based in the Dubai branch of Fitch Ratings Ltd.), and the UK-domiciled Fitch Ratings CIS Ltd.'s branch office in Russia. However, the rotation requirements for the branch in Russia only became applicable starting on 2 September 2013 when the 50-person threshold was reached. Accordingly, the earliest date that rotation of any primary analyst or secondary analyst in Russia would be required, is 2 September 2017.

The EU rotation requirements for secondary Analysts located in the EU apply only for Sovereign and IPF public Credit Ratings (for both solicited and unsolicited Credit Ratings) and with respect to all unsolicited public Credit Ratings across all asset classes.

In such cases, the Rotation Period is a five year period from the Analytical Start Date.

After completion of the Rotation Period, secondary Analysts are not permitted to be involved in public Credit Rating Activities with respect to the relevant Rotation Party for a minimum of two consecutive years.

3.3. Committee Chairs (All Sovereign/IPF Ratings and All Unsolicited Ratings)

The EU rotation requirements for committee chairs located in the EU apply only for Sovereign and International Public Finance/IPF public Credit Ratings (for both solicited and unsolicited Credit Ratings) and with respect to all unsolicited public Credit Ratings across all asset classes.

In such cases, the Rotation Period is a seven year period from the Analytical Start Date.

After completion of the Rotation Period, committee chairs are not permitted to be involved in public Credit Rating Activities with respect to the relevant Rotation Party for a minimum of two consecutive years.

3.4. Additional Requirement for Same Arranger and Sole Originator Structured Finance Transactions

For Structured Finance Credit Ratings, if the same originator and arranger (an arranger is defined as the financial institution that has arranged the transaction) participate together on three different transactions in a twelve month period for which the same primary Analyst located in the EU has been assigned, that primary Analyst must be rotated away from the originator immediately, regardless of whether the normal Rotation Period has expired.

In such cases, the primary Analyst is not permitted to be involved in public Credit Rating Activities with respect to the relevant Rotation Party for a minimum of two consecutive years.

4.0   Japan Rotation Requirements

For Credit Ratings of insurance companies assigned or endorsed by FRJ[4], the rotation requirements apply to all voting members of committees assigning the Credit Rating regardless of Analyst location. However, with respect to all other asset classes (i.e., non-Insurance Credit Ratings), the rotation requirements apply only to primary Analysts of Credit Ratings assigned or endorsed by FRJ.

4.1. For All Credit Ratings (Except for Insurance)

The Rotation Period for primary Analysts employed by FRJ is a five year period from the Analytical Start Date. These primary Analyst requirements do not apply to Credit Ratings assigned or endorsed by FRJ in respect of Rated Entities that are insurance companies, which are subject to the requirements in Section 4.2.

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[4] A Credit Rating is deemed "assigned" by FRJ when the primary Analyst is an employee of FRJ. A Credit Rating is deemed "endorsed" by FRJ if it has formally progressed through the internal FRJ endorsement process.

After completion of the Rotation Period, primary Analysts are not permitted to act as a primary Analyst for the Rotation Party for a minimum of two consecutive years.

However, they are permitted to be involved in Credit Rating Activities as secondary Analysts or committee chairs (or other non-primary Analyst roles) during that period.

4.2. For Insurance Credit Ratings Only

The Analyst rotation requirements in Japan differ with respect to Credit Ratings assigned or endorsed by FRJ in respect of Rated Entities that are insurance companies.

For insurance companies, the rotation requirements do not focus on the time period that individual Analysts are involved in Credit Rating Activities with respect to the Rated Entity. Rather, Analysts are permitted to vote continuously in committees to determine Credit Ratings for a given insurance company during the FRJ's financial year (which is currently calendar year based). However, at least one-third of the voting members in any such committee must not be Consecutively Participating Analysts.

5.0   Mexico Rotation Requirements

The Analyst rotation requirements in Mexico apply only to National ratings determined and issued by Fitch Mexico.[5] However, they apply to both Credit Ratings and to Non-Credit Rating products. Moreover, the rotation requirements apply in respect of ratings assigned to all Mexican-domiciled issuers and Rated Entities, regardless of Analyst location.

5.1 Voting Members (All Ratings Groups)

All voting members of committees whereby Fitch Mexico assigns a National Scale Credit Rating or a National Scale Non-Credit Rating to a Mexican domiciled Rated Entity, are subject to the Mexican rotation requirements regardless of the location where the Analyst is based.

The Rotation Period for all such voting members is a seven year period from the Analytical Start Date.

After the completion of their Rotation Period, Analysts are not permitted to vote on National Scale Credit Ratings or National Scale Non-Credit Rating products for the Rotation Party for a minimum of one year.

5.2 Additional Primary/Secondary/Chair Requirements (Mexico IPF Ratings Only)

In addition to the rotation requirements for voting members of committees set forth in Section 5.1, further requirements apply to primary Analysts, secondary Analysts and committee chairs for National Scale Credit Ratings and National Scale Non-Credit Ratings assigned by Fitch Mexico to a Mexican state or municipality (a "Mexico IPF Rating").

The Rotation Period for primary Analysts, secondary Analysts and committee chairs assigning Mexico IPF Ratings is a five year period from the Analytical Start Date.

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[5] Note that as the Analyst rotation requirements in Mexico commenced on 10 October 2014, the earliest date that rotation of any Analyst would be required is 10 October 2019.

After the completion of the relevant Rotation Period, primary analysts, secondary analysts and committee chairs are not permitted to act as, respectively, a primary/secondary/chair for the Rotation Party for a minimum of one year.

6.0 Questions

For questions concerning this policy, please contact Regulatory Compliance in the relevant region (APAC, EMEA and AMER).

Policy Owner:	Compliance
Approver:	Charles Brown, Ian Linnell and John Olert
Date Issued:	18 May 2017
Effective Date:	18 May 2017
Version:	13
Supplements:	Bulletin 02: *The Ratings Process Manual*

EXECUTIVE SUMMARY

Objective: To identify and manage potential conflicts of interest that may arise when an analytical employee of Fitch Ratings (defined below) accepts employment with a Rated Entity or Transaction Participant.

Application: Analysts employed by Fitch Ratings, Inc. ("Fitch") or any credit rating affiliate listed in Item 3 of Fitch's Form NRSRO filed annually with the US Securities and Exchange Commission (collectively, "Fitch Ratings").

Effective Date: 12 March 2018 (Replaces version dated 7 June 2017.)

1. OVERVIEW

1.1. This document establishes procedures for the review of the analytical work product, produced during the specified time period, of any Fitch Ratings' Analyst who accepts subsequent employment with a Rated Entity or Transaction Participant, to determine whether that work product was influenced by a conflict of interest.

1.2. These requirements do not apply to employees participating in assigning ratings or opinions other than Ratings (e.g., servicer ratings).

2. DEFINITIONS

2.1. Analyst shall have the meaning set forth in Bulletin 2: Rating Process Manual.

2.2. Analytical Activities means the evaluation, approval, review and issuance of Ratings, including the analysis of data and information.

2.3. Analytical Group means a sector-specific group of Fitch Ratings that performs Analytical Activities.

2.4. Conflicts Review Committee means an independent review committee convened to review Ratings that a Designated Person has concluded, pursuant to a Further Risk Based Assessment, may have been influenced by a Leaver's conflict of interest.

2.5. Designated Person ("DP") means an Analyst titled Senior Director or above appointed by a Managing Director in the Leaver's Analytical Group to conduct a Further Risk Based Assessment with respect to Leavers from that Analytical Group or, in case of Structured Finance, a Senior Director or above from the Operations, Data and Technology Group (SF ODT) appointed by a Managing Director in SF ODT. DPs appointed for one Analytical Group may also be used to conduct Further Risk Based Assessments for other Analytical Groups.

2.6. EU Fitch Ratings means Fitch Ratings Ltd and its credit rating subsidiaries located and registered in the EU (each individually, including any of its branches (wherever located), an EU Fitch CRA).

2.7. Further Risk Based Assessment means a review of a Leaver's analytical work product with respect to a Rated Entity or Transaction Participant, identified by an Initial Risk Based Assessment, to determine whether there is a possibility that this Leaver's conflict of interest may have influenced the rating process with respect to such entity.

2.8. GOM means Global Operations Management.

2.9. Initial Risk Based Assessment means a review of the Leaver's analytical work product with respect to a Rated Entity or Transaction Participant to determine whether there is a possibility of a conflict of interest that may have influenced the rating process with respect to such entity.

2.10. Last Committee Participation Date means, during the three-year period prior to the Leaver's Termination Date, the last date, if any, on which the Leaver participated in a rating committee (including appeal committees) as the lead Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant.

2.11. Leaver means an Analyst whose employment with Fitch Ratings has been terminated.

2.12. Look Back Mailbox means the mailbox (at lookback.mailbox@fitchratings.com) used by GOM to record information regarding Leavers and actions taken pursuant to this Procedure.

2.13. Rated Entity means an entity to which Fitch Ratings has assigned a Rating.

2.14. Rating shall have the meaning set forth in Bulletin 7: Credit Products – Defined; Ratings, Assessments, Opinions and Scores**.**

2.15. Relevant Period means (i) with respect to a Leaver that was employed by Fitch Ratings, the one-year period preceding the relevant Last Committee Participation Date and (ii) with respect to a Leaver that was employed by an EU Fitch CRA, the period starting from the Leaver's Termination Date and looking back for the longer of (x) the one-year period preceding the relevant Last Committee Participation Date and (y) the two-year period preceding the Leaver's Termination Date.

2.16. Senior Officer means any named Officer of Fitch Ratings, any member of Fitch Ratings' Executive Committee, or any Global Group Head or Regional Group Head of an Analytical Group.

2.17. Termination Date means the date at which an Analyst's employment by Fitch Ratings is terminated.

2.18. Transaction Participant means the obligor, issuer, arranger, underwriter or sponsor of a security or money market instrument to which Fitch Ratings has assigned a Rating**.**

3. INITIAL RISK BASED ASSESSMENT

3.1. Human Resources Notification to GOM. Human Resources (HR) shall promptly notify GOM of any Leaver's Termination Date, specifying whether the termination was voluntary or involuntary and the name of that Leaver's supervisor, by emailing the Look Back Mailbox. HR shall ask each Leaver who has voluntarily terminated their employment about their future plans, including intended employment, study, retirement and time off. HR shall promptly send the information obtained to the Look Back Mailbox. If HR obtains this information, from any source, for any Leaver whose employment was terminated by Fitch Ratings, HR shall promptly send this information to the Look Back Mailbox.

3.2. Where Leaver's Subsequent Employer Unknown. If the Leaver does not disclose their subsequent employer or the Leaver's termination is involuntary, GOM will attempt to determine the Leaver's subsequent employer by conducting a LinkedIn search three months after the Leaver's Termination Date. If there are no

results from the LinkedIn search or GOM is not otherwise provided with the name of the Leaver's subsequent employer, no further action is required until the annual review process (as described in section 6 below).

3.3. <u>Initial Risk Based Assessment</u>. Within five business days of obtaining or receiving the name of a Leaver's subsequent employer, GOM shall conduct an Initial Risk Based Assessment to determine whether there is a Last Committee Participation Date for that Leaver with respect to the subsequent employer. If there is a Last Committee Participation Date, GOM shall determine whether, during the Relevant Period, the Leaver participated in any other rating committee(s) (including appeal committees) as the lead Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant. If so,

a) If the Leaver was the lead Analyst, the secondary Analyst or the committee chair of one or more of those rating committees, GOM shall promptly instruct the DP for the relevant Analytical Group or SF ODT, as applicable, to conduct a Further Risk Based Assessment with respect to the Rating(s) determined at those rating committees, copying the Look Back Mailbox; or

b) If the Leaver was a voting member but not the lead Analyst, the secondary Analyst or the committee chair of one or more of the relevant rating committees and (x) the decision of one or more of these rating committees was the subject of an appeal, (y) one or more of these rating committees decided on a three notch or more upgrade of the relevant Rating(s) and/or upgraded the relevant Rating(s) to BBB- or higher or (z) GOM otherwise discovers any reason that might indicate that the relevant Ratings(s) may have been influenced by the Leaver's conflict of interest, GOM shall promptly instruct the DP for the relevant Analytical Group or SF ODT, as applicable, to conduct a Further Risk Based Assessment with respect to the Rating(s) determined at those rating committees, copying the Look Back Mailbox.

The instruction to the DP shall also include the following information: (i) the Leaver's name, (ii) the Termination Date, (iii) the subsequent employer, (iv) the Last Committee Participation Date, (v) whether the subsequent employer was the Rated Entity or a Transaction Participant with respect to each such rating committee, (vi) the date of each such rating committee, (vii) whether the Leaver was the lead Analyst, the secondary Analyst, the committee chair or another voting member of each such rating committee and (viii) if there was any other reason for instructing a DP to conduct a Further Risk Based Assessment, details of that reason. If GOM determines that the conditions for referral to a DP are not met, GOM shall document that decision by emailing the Look Back Mailbox, setting forth the reason(s).

3.4. <u>Eligibility of DP</u>. If the DP participated in any of the rating committees specified in GOM's instruction to conduct a Further Risk Based Assessment and/or was the direct supervisor of the Leaver at any time during the 12 months prior to the Leaver's Last Committee Participation Date the DP shall promptly notify a Managing Director in the relevant Analytical Group or SF ODT, as applicable, copying the Look Back Mailbox, and that Managing Director shall select another eligible DP and notify GOM. GOM shall promptly email the new DP, copying the Look Back Mailbox, with the information described in section 3.3 above.

4. FURTHER RISK BASED ASSESSMENT

4.1. If instructed by GOM, the DP shall perform a Further Risk Based Assessment for the Relevant Period. For purposes of determining if a Leaver's conflict of interest may have influenced a Rating, the DP must consider the following factors, among other possible factors:

a) The emails between the Rated Entity or Transaction Participant and the Leaver (which GOM will obtain from Compliance and forward to the DP);

b) The Rating(s) of the Rated Entity compared to those of its peers (issued by Fitch Ratings or issued publicly by another rating agency) to assess if the Rating(s) appeared to be outliers based on price characteristics of bonds, CDS or equity based indicators or, in the case of Structured Finance, a review of the Rating(s) compared to relevant peer transactions to assess if the Rating(s) appeared to be outliers;

c) Exceptions to any Fitch Ratings' policy or procedure granted, such as delayed rating committees, publication of RACs, committee quorums, etc.;

d) Criteria variations or ratings that vary from implied ratings produced by any rating models used, including whether the rating file clearly documented a reasonable basis or rationale for the variation; and

e) Outcome of any appeal committee(s).

4.2. In addition, as part of the Further Risk Based Assessment, the DP must assess whether, in the time period between the Last Committee Participation Date and the Leaver's Termination Date, the DP reasonably believes that the Leaver's conflict may have influenced the relevant Rating(s), notwithstanding the fact that the Leaver participated in no further rating committees. The factors to be considered include, but are not necessarily limited to:

a) Whether the Rating(s) assigned to the Rated Entity or Rating(s) where the Leaver's subsequent employer was a Transaction Participant during this period appeared to be inconsistent with those assigned during the 12 months prior to the Leaver's Last Committee Participation Date; and

b) The emails described in section 4.1(a) above.

4.3. The DP must complete the Further Risk Based Assessment within the later of (i) 30 days of their appointment and (ii) 30 days of the Leaver's Termination Date. If, based on consideration of relevant factors, the DP concludes that no conflict of interest of the Leaver influenced the Rating(s), the DP shall document the results of the analysis in the Further Risk Based Assessment template and submit the document to the Look Back Mailbox, copying the relevant Global Group Head, the Chief Credit Officer and HR. Once this completed document is submitted, no further action is necessary.

4.4. If, based on consideration of relevant factors, the DP concludes that a conflict of interest of the Leaver may have influenced the Rating(s), the DP shall refer the matter to a Regional Credit Officer and initiate a Conflicts Review Committee as described in section 5. In addition, the DP shall:

a) Publish within one business day a rating action commentary (RAC) placing the applicable Rating(s) on Rating Watch. Fitch Ratings must disclose in the RAC: (a) that the review was prompted by the Analyst's departure; (b) that the Rating(s) may have been influenced by the Leaver's conflict of interest; and (c) the date and the associated Rating(s) of each prior rating action that Fitch Ratings believes may have been influenced by the Leaver's conflict of interest; and

b) Send a copy of this RAC to the Look Back Mailbox, with a copy to the relevant Global Group Head, the Chief Credit Officer and HR.

5. CONFLICTS REVIEW COMMITTEE

5.1. A Conflicts Review Committee must be promptly convened by the DP, in consultation with the relevant Regional Credit Officer, to review (and possibly re-rate) all Ratings identified by the DP as potentially influenced by the Leaver's conflict of interest and must complete this review within 15 calendar days of the publication of the RAC referred to in subsection 4.4.1 above.

5.1.1 A Conflicts Review Committee quorum shall be composed of at least five members and:

a) must include at least two Senior Directors who did not participate as rating committee members with regard to the Rating(s) under consideration;

b) must include the DP;

c) a majority of the Conflicts Review Committee shall not have participated in the original rating committee(s); and

d) the chair shall not have participated as a rating committee member with regard to the Rating(s).

5.2. Following the conclusion of the Conflicts Review Committee, the chair shall ensure that a RAC is published, within one business day (but subject to any issuer notification requirements in Bulletin 2: The Rating Process Manual), based on the determination of whether the current Rating(s) must be revised (as applicable), containing the following:

5.2.1 A revised Rating, if appropriate, including: (a) a statement that the review was prompted by the Leaver's departure; (b) an explanation that the reason for the action is the discovery that a Rating(s) in one or more prior rating actions was influenced by a conflict of interest; (c) the date and the associated Rating(s) of each prior rating action that Fitch Ratings has determined was influenced by this conflict, if any, and (d) a description of the impact this conflict had on each such prior rating action, if any; or

An affirmation of the Rating, if appropriate, including: (a) a statement that the review was prompted by the Leaver's departure; (b) an explanation of why no rating action was taken with respect to the Rating(s) notwithstanding the conflict of interest; (c) the date and the associated Rating(s) of each prior rating action that Fitch Ratings has determined was influenced by this conflict, if any; and (d) a description of the impact this conflict had on each such prior rating action, if any.

5.2.2 A summary report of the Conflicts Review Committee's findings (including a list of impacted Rating(s)) shall be provided to the Chief Compliance Officer within one business day following the conclusion of the Conflicts Review Committee. A copy of the published RAC shall be sent to the Look Back Mailbox.

6. FIVE YEAR SEC REPORTING

6.1. GOM will review the public LinkedIn profile of each Leaver at the end of each December, beginning with the first December following that Leaver's Termination Date, and continuing for a period of five years from that Termination Date, to determine whether, during the 12-month period prior to that Leaver starting work with the subsequent employer, any of the following occurred:

6.1.1 If the Leaver was a Senior Officer of Fitch Ratings, the subsequent employer was a Rated Entity or a Transaction Participant;

6.1.2 If the Leaver was an Analyst, the subsequent employer was a Rated Entity or a Transaction Participant and that Analyst participated in a rating committee (including appeal committees) as the lead Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant; and

6.1.3 If the subsequent employer was a Rated Entity or a Transaction Participant, the Leaver supervised an Analyst who participated in a rating committee (including appeal committees) as the lead Analyst, the secondary Analyst, the committee chair or another voting member, which rating committee assigned or took action with respect to (i) the Rating(s) of the Leaver's subsequent employer or (ii) a Rating where the Leaver's subsequent employer was a Transaction Participant.

6.2. If, after completing a 12-month review as described in section 6.1 above, GOM determines that any of the fact patterns described in subsections 6.1.1 through 6.1.3 exists, GOM shall promptly prepare a list setting forth the name of each relevant Rated Entity, and specifying which fact pattern applied to that Rated Entity, and provide that list to the Chief Compliance Officer (with a copy to the Look Back Mailbox). The Chief Compliance Officer shall promptly provide that list to the US SEC.

6.3. Additionally, if any of the fact patterns described in subsections 6.1.1 through 6.1.3 exists, GOM shall conduct an Initial Risk Based Assessment. If GOM determines that the conditions for referral to a DP are met: (i) for years one and two, GOM shall instruct a DP to, and the DP shall, conduct a Further Risk Based Assessment and (ii) for years three through five, GOM shall instruct a DP to consider the need for a Further Risk Based Assessment, and the DP shall conduct a Further Risk Based Assessment if the DP has reason to believe that the Leaver's conflict of interest may have influenced the relevant Rating(s).

7. FILE MAINTENCE

7.1. All documentation relating to the look back review process sent to the Look Back Mailbox will be retained by GOM for the periods specified in Bulletin 11: File Maintenance and Recordkeeping Policy for Analytical Groups, Credit Policy, Global Content Operations and Global Operations Management.

Owners:	Karen Skinner and Brett Hemsley
Version:	3 (replacing version 2)
Supplemental Documents: None	

APPENDIX

Summary of Changes

12 March 2018

I.   Remove ALQ questionnaire – replace with email from GOM.

II.   Designated Person – appointed by MD, not RGH; DPs for SF come from ODT.

III.   Introduced two-stage review: Initial Risk Based Assessment (conducted by GOM) and Further Risk Based Assessment conducted by the DP.

IV.   Generally streamlined the process.